SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Hemagen Diagnostics, Inc.
(Name of Subject Company (Issuer))

Hemagen Diagnostics, Inc.
(Name of Filing Person (Offeror))

8% Senior Subordinated Secured Convertible Notes Due September 30, 2009 (Title of Class of Securities)	None (CUSIP Number of Class of Securities)

F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street
Suite 1400
Cincinnati, Ohio 45202
(513) 579-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,049,858.01	$226

*
The transaction valuation is estimated for purposes of calculating the amount of the filing fee only.  The transaction valuation assumes the exchange of $4,049,858.01 in principal amount of the 8% Senior Subordinated Secured Convertible Notes due 2009 (the “Outstanding Notes”) that are subject to the Exchange Offer.

❑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (this “Statement”) is being filed by Hemagen Diagnostics, Inc., a Delaware corporation (referred to herein as “Hemagen”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to issue 8% Senior Subordinated Secured Convertible Notes due 2014 (the “Modified Notes”) for $4,049,858.01 principal amount of 8% Senior Subordinated Secured Convertible Notes due 2009 (the “Outstanding Notes”), upon the terms and subject to the conditions set forth in the Offering Memorandum, dated September 1, 2009 (the “Offering Memorandum”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the “Exchange Offer”).  The information set forth in the Exchange Offer is hereby incorporated by reference in response to all of the items of this Statement.  References below to “Items” refer to Items of Regulation M-A.

Item 1.  Summary Term Sheet

Item 1001 – Summary Term Sheet.  The information set forth in the section of the Offering Memorandum entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.  Subject Company Information

Item 1002(a) – Name and address.  The issuer of the securities subject to the Exchange Offer is Hemagen Diagnostics, Inc., a Delaware corporation.  The principal executive offices of Hemagen are located at 9033 Red Branch Road, Columbia, Maryland 21045.  The telephone number at Hemagen’s principal executive offices is (443) 367-5500.

Item 1002(b) – Securities.  The subject class of securities is the 8% Senior Subordinated Secured Convertible Notes due 2009 of Hemagen.  As of the date of this Statement, there were outstanding $4,049,858.01 in principal amount of the Outstanding Notes.

Item 1002(c) – Trading market and price.  The information set forth in the section of the Offering Memorandum entitled “Market for Common Stock” is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person

Item 1003(a) – Name and address.  The information set forth under Item 2(a) above is incorporated herein by reference.  The filing persons are the issuers of the securities subject to the Exchange Offer.

Pursuant to General Instruction C to Schedule TO, the persons who are the directors and/or officers and/or controlling persons of Hemagen and their contact information are set forth in the section of the Offering Memorandum entitled, “Hemagen Diagnostics, Inc.”

Item 4.  Terms of the Transaction

Item 1004(a) — Material terms.  The information set forth in the sections of the Offering Memorandum entitled “Summary Term Sheet,” “Material United States Federal Income Tax Considerations,” “Pro Forma Financial Information,” “The Exchange Offer,” “Description of the 8% Senior Secured Convertible Notes due 2014,” “Background and Reasons for the Exchange Offer”, “Accounting/Financial Summary of The Effect of The Exchange Offer”, “Material Differences in the Rights as a Result of Exchange Offer” and “Description of Common Stock” is incorporated herein by reference.

Item 1004(b) — Purchases.  William P. Hales beneficially owns $684,950.00 principal amount of the Outstanding Notes.  Mr. Hales plans to tender all of his Outstanding Notes in the Exchange Offer.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

Item 1005(e) — Agreements involving the subject company’s securities.  None.

Item 6.  Purposes of the Transaction and Plans or Proposals

Item 1006(a) — Purposes.  The information set forth in the section of the Offering Memorandum entitled “Background and Reasons for the Exchange Offer” is incorporated herein by reference.

Item 1006(b) — Use of securities acquired.  The 8% Senior Subordinated Secured Convertible Notes due 2009 will be cancelled upon their acceptance.

Item 1006(c) — Plans.  None.

Item 7.  Source and Amount of Funds or Other Consideration

Item 1007(a) — Source of Funds.  No consideration is expected to be required as $4,049,858.01 principal amount of the 8% Senior Subordinated Secured Convertible Notes due 2014 are being offered as full consideration for the Exchange Offer.  The information set forth in the section of the Offering Memorandum entitled “The Exchange Offer—Expenses” is incorporated herein by reference.

Item 1007(b) — Conditions.  The information set forth in the section of the Offering Memorandum entitled “The Exchange Offer—Conditions to the Exchange Offer” and “The Exchange Offer—Delaware Law Proceeding” are incorporated herein by reference.

Item 1007(d) — Borrowed Funds.  Hemagen will not borrow funds or consideration for the purpose of the Exchange Offer.

Item 8.  Interest in Securities of the Subject Company

Item 1008(a) — Securities ownership.  William P. Hales beneficially owns $684,950.00 principal amount of the Outstanding Notes.  Mr. Hales plans to tender all of his Outstanding Notes in the Exchange Offer.

Item 1008(b) — Securities transactions.  None.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(a) — Solicitations or Recommendations.  The information set forth in the section of the Offering Memorandum entitled “The Exchange Offer—Solicitation” is incorporated herein by reference.

Item 10.  Financial Statements

Item 1010(a) – Financial Information.  The following financial statements and financial information are incorporated herein by reference:

(1)	the audited consolidated financial statements of Hemagen set forth in its Annual Report on Form 10-KSB for the fiscal year ended September 30, 2008;

(2)
the unaudited consolidated condensed financial statements of Hemagen set forth in its Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2008, March 31, 2009 and June 30, 2009; and

(3)
the information set forth in the sections of the Offering Memorandum entitled “Selected Financial Consolidated Data,” “Pro Forma Financial Information” and “Consolidated Ratio of Earnings to Fixed Charges.”

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) can be obtained as provided in the sections of the Offering Memorandum entitled “Where You Can Find More Information” and “Incorporation of Information.”

Item 1010(b) – Pro Forma Information.  The information set forth in the section of the Offering Memorandum entitled “Pro Forma Financial Information” is incorporated herein by reference

Item 11.  Additional Information

Item 1011(a) – Agreements, regulatory requirements and legal proceedings.

(1)	None.

(2)
The information set forth in the section of the Offering Memorandum entitled “The Exchange Offer—Conditions to the Exchange Offer” and “The Exchange Offer—Delaware Law Proceeding” are incorporated herein by reference.

(3)	None.

(4)	None.

(5)	None.

Item 1011(b) – Other material information.  The information set forth in the Offering Memorandum and Letter of Transmittal is hereby incorporated by reference.

Item 12.  Exhibits

Exhibit Number	Description
(a)(1)	Offering Memorandum, dated September 1, 2009
(a)(2)	Form of Letter of Transmittal
(a)(3)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(4)	Form of Letter to Clients
(a)(5)	Hemagen Diagnostics, Inc. Annual Report on Form 10-KSB for the fiscal year ended September 30, 2008, filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(6)	Hemagen Diagnostics, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, filed with the Securities and Exchange Commission and incorporated herein by reference.

Exhibit Number	Description
(a)(7)	Hemagen Diagnostics, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(8)	Hemagen Diagnostics, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009, filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(9)	Press Release, dated September 1, 2009
(d)(1)	Form of 8% Senior Subordinated Secured Convertible Notes due 2014

Item 13.  Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEMAGEN DIAGNOSTICS, INC.

Dated: September 1, 2009	By:	/s/William P. Hales
William P. Hales
Chairman, President and Chief Executive Officer

Exhibit (a)(1)

Offering Memorandum
Hemagen Diagnostics, Inc.

Offer to Exchange

$4,049,858.01 principal amount of 8% Senior Subordinated Secured Convertible Notes due 2014

For all $4,049,858.01 principal amount of our outstanding
8% Senior Subordinated Secured Convertible Notes due 2009

The Exchange Offer will expire at 12:00 midnight, Eastern time, on September 30, 2009 unless extended or earlier terminated

We are offering to exchange new, modified 8% Senior Subordinated Convertible Notes due 2014 for our outstanding 8% Senior Subordinated Secured Convertible Notes due 2009.

Principal features of the Exchange Offer include:

$4,049,858.01 principal amount of Senior Subordinated Secured Convertible Notes, due September 30, 2014, which will bear interest at the rate of 8% per annum, paid quarterly, convertible by holders into Common Stock at $0.35 per share after September 30, 2009. We can require the conversion of these Modified Notes to Common Stock at any time after our Common Stock trades at or above $0.70 for fifteen consecutive trading days.

In this Offering Memorandum, we refer to the 8% Senior Subordinated Secured Convertible Notes due 2014 to be issued in the Exchange Offer as the Modified Notes and to the 8% Senior Subordinated Secured Convertible Notes due 2009 as the Outstanding Notes.

The Exchange Offer is conditioned on all Outstanding Notes being validly tendered and not withdrawn. If less than all, but more than 75% in principal amount owned by a majority of the holders of the Outstanding Notes are tendered, we intend to seek a court order requiring the exchange of all Outstanding Notes not tendered. See “Conditions to the Exchange Offer” on page 26.

Tenders may be withdrawn at any time prior to the expiration date of the Exchange Offer which is 12:00 midnight, Eastern time, on September 30, 2009, unless extended or earlier terminated.

If completed, the Exchange Offer will be effective as of September 30, 2009, notwithstanding the fact that we may close the Exchange Offer at a later date.

Participating in the Exchange Offer and receiving Modified Notes involves a high degree of risk. See “Risk Factors” beginning on page 9.

No commission will be paid to anyone in connection with this Exchange Offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Modified Notes to be issued in the Exchange Offer or passed upon the adequacy or accuracy of this Offering Memorandum. Any representation to the contrary is a criminal offense.

The Exchange Agent for the Exchange Offer is:

Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045
Telephone: (443) 367-5500, Facsimile: (410) 997-7812
Attention: Catherine M. Davidson, Chief Financial Officer, Email: cdavidson@hemagen.com

The date of this Offering Memorandum is September 1, 2009

We are offering to exchange Outstanding Notes for Modified Notes only in places where offers and sales are permitted.

This Offering Memorandum summarizes various documents and other information. Those summaries are qualified in their entirety by reference to the documents and information to which they relate. In making an investment decision, investors must rely on their own examination of our business and the terms of the Exchange Offer, including the merits and risks involved. The contents of this Offering Memorandum are not to be construed as legal, business or tax advice. Each prospective investor should consult the investor’s own attorney, business advisor and tax advisor as to legal, business or tax advice with respect to an investment in the Modified Notes.

All inquiries relating to the procedures for tendering in the Exchange Offer and requests for additional copies of this Offering Memorandum, the enclosed Letter of Transmittal or copies of the periodic reports filed by us with the United States Securities and Exchange Commission (SEC) and described in this Offering Memorandum should be directed to Hemagen, as the exchange agent, at the telephone number or address listed on the front and back cover pages of this Offering Memorandum. You may also obtain additional information from us at the telephone number or address listed in the section of this Offering Memorandum entitled “Incorporation by Reference” on page 37.

In making a decision about whether to tender your Outstanding Notes, you should rely only on the information incorporated by reference or provided in this Offering Memorandum. No one else is authorized to provide you with any other information or any different information. We are not making an offer of securities in any state where an offer is not permitted. You should not assume that the information contained or incorporated by reference into this Offering Memorandum is accurate as of any date other than the date of the Offering Memorandum or document incorporated by reference, as the case may be.

TABLE OF CONTENTS

Page

SUMMARY TERM SHEET	3
HEMAGEN DIAGNOSTICS, INC.	7
RISK FACTORS	9
BACKGROUND AND REASONS FOR THE EXCHANGE OFFER	17
MARKET FOR COMMON STOCK	19
DIVIDENDS	19
USE OF PROCEEDS	19
SELECTED CONSOLIDATED FINANCIAL DATA	20
UNAUDITED PRO FORMA FINANCIAL INFORMATION	22
CONSOLIDATED UNAUDITED PROFORMA BALANCE SHEETS	23
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	24
THE EXCHANGE OFFER	25
REGISTRATION RIGHTS	30
DESCRIPTION OF 8% SENIOR SUBORDINATED SECURED CONVERTIBLE NOTES DUE 2014	31
DESCRIPTION OF COMMON STOCK	32
DESCRIPTION OF 8% SENIOR SUBORDINATED SECURED CONVERTIBLE NOTES DUE 2009	33
COMPARISON OF RIGHTS OF MODIFIED NOTES VERSUS OUTSTANDING NOTES	33
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS OF THE EXCHANGE OFFER	34
LEGAL MATTERS	36
INDEPENDENT AUDITORS	36
WHERE YOU CAN FIND MORE INFORMATION	36
INCORPORATION BY REFERENCE	37

Our principal executive offices are located at 9033 Red Branch Road, Columbia, Maryland 21045, and our telephone number is (443) 367-5500. We maintain our corporate website at www.hemagen.com. Information on our website is not part of this Offering Memorandum.

SUMMARY TERM SHEET

●   Reasons for this Offer

We are making this Exchange Offer because our Outstanding Notes mature in September 2009, and we will not be able to pay the principal amount on the Outstanding Notes at maturity unless we are able to raise funds through a new debt or equity financing. We believe that restructuring our debt by exchanging the Outstanding Notes for our Modified Notes will benefit both our stockholders and the holders of our Outstanding Notes by extending maturities and increasing stockholders’ equity.

●    Securities Offered in Exchange for Outstanding Notes

We are offering to exchange $4,049,858.01 principal amount of 8% Senior Subordinated Secured Convertible Notes due 2014 for our currently Outstanding Notes.

We are offering to exchange:

$4,049,858.01 principal amount of Senior Subordinated Secured Convertible Notes, due September 30, 2009, which bear interest at the rate of 8% per annum, paid quarterly, convertible into the Common Stock at $0.75 per share after September 30, 2009. We can require the conversion of the Outstanding Notes if our Common Stock trades at or above $1.25 for a consecutive 20-day period, after September 30, 2005.

For each $1.00 principal amount of Outstanding Notes tendered in the Exchange Offer, you will be entitled to receive:

$1.00 principal amount of 8% Modified Notes that are convertible by you beginning October 1, 2009 at $0.35 per share, into an aggregate of approximately 2.85 shares of Common Stock, subject to adjustment.

Each tender for exchange of more or less in Outstanding Notes will be entitled to receive a proportionately adjusted number of Modified Notes, rounded to the nearest whole share where the recipient would otherwise be entitled to a fractional share.

●   General Terms of the 8% Senior Subordinated Secured Convertible Notes due 2014.

The Modified Notes mature on September 30, 2014, with no principal payments required until maturity. The Modified Notes provide for quarterly interest payments at the annual rate of 8%. The face value of the Modified Notes will be $4,049,858.01.

Commencing after September 30, 2009, the Modified Notes are convertible into Common Stock at a conversion price of $0.35 per share. We may require that holders convert the Modified Notes into Common Stock at any time after the Common Stock has traded at or above $0.70 for fifteen consecutive trading days. In addition, we may prepay the Modified Notes at any time at the principal amount plus accrued and unpaid interest.

In the event of a split, subdivision or combination or similar transaction in our Common Stock, or the issuance of a dividend consisting of our Common Stock, the conversion price will be proportionally increased or decreased, as the case may be.  Additionally, in the event of any reclassification, consolidation, merger or sale of substantially all our assets or similar transaction, the holder of a Modified Note will be entitled to receive, upon conversion, the kind and number of shares of stock and other securities and property receivable upon such transaction as if the holder were the owner of the Common Stock issuable under the Modified Note immediately prior to any such event at the conversion price in effect on the date of the closing of such transaction.

The Modified Notes are secured by a first lien on all real, tangible and intangible property.  This security interest shall be subordinated to: (i) a credit facility that is equal to or less than Three Million Dollars ($3,000,000), (ii) any secured financing that is greater than Two Million Dollars ($2,000,000), provided that (A) we provide the Holder twenty (20) business days’ written notice of such secured financing, and (B) all of the funds raised in connection with such secured financing are used to reduce, on a pro rata basis, the Principal Amount and accrued and unpaid interest owed on the Modified Notes, (iii) real estate financing that we may incur for the purchase of a corporate facility provided that the annual mortgage payments are less than the rent expense that we pay in the year of such purchase for leased facilities, and (iv) secured financing not to exceed Four Million Dollars ($4,000,000) at any one time for the purpose of financing an acquisition by us of the business of another person.

See “Description of 8% Senior Subordinated Secured Convertible Notes due 2009” on page 33.

●    Federal Income Tax Consequences of the Exchange Offer

For federal income tax purposes, your exchange of Outstanding Notes for Modified Notes will result in taxable gain if the principal amount of the Modified Notes exceeds the principal amount of the Outstanding Notes to the extent of the fair market value of any excess principal amount. To the extent that the principal amount of the Outstanding Notes exchanged equals or exceeds the principal amount of the Modified Notes that you receive in exchange, your exchange will not result in taxable gain or loss. We will be responsible for paying income tax on any income we realize from the forgiveness of our debt liability. In addition, all interest on the Outstanding Notes will be paid in cash as of the effective date of the Exchange Offer, September 30, 2009 and will result in income to you for federal income tax purposes. See “Material United States Federal Income Tax Considerations of the Exchange Offer” on page 34.

●    SEC Registration

We are not required to have an effective registration statement on file with the SEC to register the Modified Notes in the Exchange Offer because the Exchange Offer is being extended to you in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act. As a result, the Modified Notes we issue to you in exchange for your Outstanding Notes will be restricted securities.

We have agreed, however, to register the Common Stock that may be acquired upon conversion of the Modified Notes, for resale by holders. See “Registration Rights” on page 30.

●    Conditions to the Exchange Offer

The Exchange Offer is subject to a number of conditions, with the primary condition being that Hemagen is able to secure the exchange of all Outstanding Notes. However, if more than 75% in principal owned by a majority of the holders but less than all of the Outstanding Notes are tendered, we intend to petition the Delaware court for an order requiring the exchange of all Outstanding Notes.  In addition, holders must tender all of his or her Outstanding Notes to Hemagen, which may accept all or a portion of the Outstanding Notes so tendered, in order to participate in the Exchange Offer.

If any of the conditions to the Exchange Offer are not satisfied, we will not be obligated to accept any tendered Outstanding Notes for exchange. However, we reserve the right to waive any of the conditions to the Exchange Offer. See “Conditions to the Exchange Offer” on page 26 for more information.

●    Term of Offer

You will have until 12:00 midnight, Eastern time on September 30, 2009, unless extended, to decide whether to tender your Outstanding Notes in the Exchange Offer. The Exchange Offer may be extended by us, at our discretion. If we receive tenders of less than all but more than 75% in principal amount owned by a majority of the holders of the Outstanding Notes by the expiration date, we intend to extend the Exchange Offer to include the entire period ending on the date of completion of our action in the Delaware Court of Chancery.

●    Extension or Amendment to the Exchange Offer

We reserve the right to extend or amend the Exchange Offer, in our sole discretion. During any extension of the Exchange Offer, all Outstanding Notes previously tendered and not withdrawn will remain subject to the Exchange Offer. During any period of time in which the Exchange Offer remains open, you have the right to withdraw previously tendered Outstanding Notes.

●    Notification of Extensions

If we extend the Exchange Offer, we will plan to issue a press release or another form of public announcement no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date of the Exchange Offer.

●    Payment of Accrued Interest on Tendered Outstanding Notes

You are not being asked to forego any accrued interest on Outstanding Notes that are tendered in the Exchange Offer. The Exchange Offer will be effective on September 30, 2009, and therefore, interest shall continue to be paid at the rate of 8% through September 30, 2009 and thereafter interest shall accrue on our Modified Notes also at the rate of 8% as described in this Offering Memorandum, assuming that the Exchange Offer is successfully completed. After the conclusion of the Exchange Offer, the issuance of the Modified Notes will be made, accrued interest through September 30, 2009 will be paid and all obligations under the Outstanding Notes will be terminated.

●    Method of Tender of Outstanding Notes

To tender Outstanding Notes, you must deliver your Outstanding Notes, together with a completed Letter of Transmittal (included with this Offering Memorandum) and any other documents required by the Letter of Transmittal, to Hemagen, at its address listed on the front and back covers of this Offering Memorandum, in its capacity as the exchange agent for the Exchange Offer, not later than the time the Exchange Offer expires. If your Outstanding Notes are held in the name of your broker, you must cause your broker to complete and submit the Letter of Transmittal and other documents by the time the Exchange Offer expires.

●    Withdrawal Rights

You can withdraw previously tendered Outstanding Notes at any time until the Exchange Offer has expired. To withdraw previously tendered Outstanding Notes, deliver a written notice of withdrawal (or a facsimile of one) to the exchange agent, along with all information required by the notice of withdrawal, during the times when withdrawals are permitted. See “Withdrawal of Tenders” on page 29 for more information.

●    Issuance of Modified Notes

Promptly following the expiration of a successful Exchange Offer, Modified Notes will be delivered in exchange for the Outstanding Notes. If we invoke Delaware General Corporation Law Section 102(b), the Exchange Offer will not expire until the completion of the Delaware court action.

●    Questions about the Exchange Offer

If you have questions regarding the procedures for tendering in the Exchange Offer or require assistance in tendering your Outstanding Notes, please contact us at the address, telephone number or email address listed below under “Incorporation by Reference” on page 37 or listed on the front and back covers of this Offering Memorandum.

●    Board of Directors Position

Although our board of directors believes that the Exchange Offer is in the best interests of Hemagen, its stockholders and the holders of Outstanding Notes, our board of directors is not making any recommendation regarding whether you should tender your Outstanding Notes in the Exchange Offer. You must make your own determination as to whether to tender your Outstanding Notes in exchange for Modified Notes. We urge you to read carefully this Offering Memorandum and the other documents to which we refer you in their entirety, including the discussion of risks and uncertainties affecting our business and the Exchange Offer set forth in the section of this Offering Memorandum entitled, “Risk Factors” on page 9.

HEMAGEN DIAGNOSTICS, INC.

Hemagen Diagnostics, Inc., a biotechnology company that develops, manufactures and markets approximately 68 FDA cleared proprietary medical diagnostic test kits, was founded in 1985 and became a public company in 1993. Our mission is to produce the highest quality diagnostics in user-friendly formats at the best prices and to distinguish ourselves as the customer focused, high quality, manufacturer of choice. We produce high quality diagnostic products in many different formats, all designed to meet the changing needs of today’s laboratory.

We are a multinational corporation committed to serving markets worldwide. We continue to focus on new products and technologies, and our products are used in over one thousand respected laboratories, hospitals and blood banks throughout the world. We focus on markets that offer significant growth opportunities.

In the United States, we sell our products directly to physicians, veterinarians, clinical laboratories, and blood banks and on a private-label basis through multinational distributors of medical products. Internationally, we sell our products primarily through an extensive distributor network.

We have two different product lines, the Virgo® line and the Analyst® line:

The VIRGO® product line consist of various diagnostic test kits that are used to aid in the diagnosis of certain autoimmune and infectious diseases, using ELISA, Immunoflourescence, and hemagglutination technology. The Analyst® product line is an FDA-cleared Benchtop Clinical Chemistry Analyzer System, including consumables that are used to measure important constituents in human and animal blood. The Virgo product-line is marketed directly to reference laboratories, hospitals, and universities in the United States, among others and internationally. There are over 30 distributors that market the Virgo® product line. Hemagen also markets the Virgo® product line in South America through its wholly-owned subsidiary Hemagen Diagnosticos Comercio, Importacao Exportacao, Ltd. (HDC), a Brazilian limited liability company.

In September 1998, the Company acquired the ANALYST® BENCHTOP CLINICAL CHEMISTRY SYSTEM, which was originally designed by Dupont, from Dade Behring, Inc. The Analyst® is a proprietary bench top clinical chemistry instrument and reagent system. The Analyst® instrument is used to test general chemistry profiles for both the human and veterinary markets using a proprietary consumable rotor that is manufactured by Hemagen at its Columbia, Maryland facility. The Analyst® is cleared by the FDA for marketing in the United States to physician office laboratories. In December 2002 Hemagen also acquired another veterinary chemistry analyzer system, the Endocheck. Today, Hemagen estimates that its customer base for the Analyst® is approximately 90% veterinary practices and 10% physician office laboratory practices.

In 1995, Hemagen completed the acquisition of a comprehensive line of diagnostic test kits utilizing immunofluorescence technology (“IFA products”) from Schiaparelli Biosystems, Inc. The IFA products and Hemagen’s comprehensive line of proprietary diagnostic test kits based on enzyme-linked immunosorbence assay technologies (“ELISA” or “EIA”) and hemagglutination technology (“HA”) form the Virgo® product line. These products are used to test for autoimmune and infectious diseases and are manufactured for manual use or for use on automated instrument platforms.

During fiscal 2008 Hemagen continued to work toward achieving its goal of increasing shareholder value and achieving sustained profitability. Some of the important steps taken toward achieving those goals were as follows:

●
In July 2007, the Company entered into an agreement to sell the assets of its wholly-owned subsidiary Reagents Applications Inc., The sale was consummated on October 8, 2007. The Company’s decision to sell the assets of Reagents Applications Inc. was made based on careful consideration of an offer received for the business, and in light of the resources required to operating the business, and the challenges associated with the geographic location and the size of the business. Management also determined that it could better utilize its resources to develop its other product lines.

●	During fiscal 2008, the Company launched the Analyst® III, the redesigned version of the Analyst® Benchtop Clinical Chemistry System. The Company began shipping the new unit in September 2007.
●	During the year the Company also entered into agreements to distribute a hematology analyzer, a compact electrolyte and a blood gas analyzer.
●
The Company launched a line of automated IFA instruments to be placed in large customer labs in Brazil. In conjunction therewith, the Company closed on a lease line to provide for instruments to be leased with a purchase option. During the year, the Company placed several instruments in key labs and has signed supply contracts with these customers.

●	The Company has taken steps to consolidate operations into more compact and efficient space, and has continued to seek out and implement cost reductions.

Our principal offices are located at 9033 Red Branch Road, Columbia, Maryland, 21045, and our telephone number is (443) 367-5500. We maintain our corporate website at www.hemagen.com. Information on our website is not part of this Offering Memorandum. Investors can obtain copies of our filings with the Securities and Exchange Commission from this site free of charge as well as from the Securities and Exchange Commission website at www.sec.gov. Information in this Offering Memorandum should be read in conjunction with our Form 10- KSB for the year ended September 30, 2008, our Forms 10-Q for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009 and all other documents listed below under “Incorporation by Reference.”

The following persons are the directors and/or officers and/or controlling persons of Hemagen:

William P. Hales	President, Chief Executive Officer and Chairman of the Board of Directors
Catherine M. Davidson	Chief Financial Officer and Corporate Secretary
Dr. Alan S. Cohen	Director
Edward T. Lutz	Director

The address of each person listed above is c/o Hemagen Diagnostics, Inc., 9033 Red Branch Road, Columbia, Maryland, 21045, and each such person’s telephone number is (443) 367-5500.

William P. Hales beneficially owns $684,950 principal amount of the Outstanding Notes. Mr. Hales plans to tender all of his Outstanding Notes in the Exchange Offer.

RISK FACTORS

You should carefully consider the risk factors described below and all other information contained in this Offering Memorandum, as well as the other information we include or incorporate by reference in this Offering Memorandum, before deciding whether to tender your Outstanding Notes in the Exchange Offer.

Risks Related to the Exchange Offer

You May Be Required to Exchange Your Outstanding Notes Even if You Do Not Tender Your Outstanding Notes in the Exchange Offer.

The Exchange Offer is conditioned, among other things, upon acceptance by holders of all of the Outstanding Notes. If less than all but more than 75% in principal amount owned by a majority of the holders of Outstanding Notes are tendered for exchange, we intend to invoke the procedure set forth in our Certificate of Incorporation as provided by §102(b)(2) of the Delaware Corporation Law by commencing an action in the Delaware Court of Chancery. The purpose of the action will be to obtain a court order requiring the remaining holders to exchange their Outstanding Notes for Modified Notes pursuant to the terms of the Exchange Offer in accordance with Delaware law. There can be no assurance that we will undertake such a proceeding or that the court would grant our application. As a result, even if you do not accept the Exchange Offer, you may be required to exchange your Outstanding Notes for Modified Notes. See “Conditions to the Exchange Offer” on page 26.

If the Exchange Offer is Not Successful, Our Auditor’s Report for Our Financial Statements for Fiscal Year 2009 May State That There is Substantial Doubt as to Our Ability to Continue as a Going Concern.

If the Exchange Offer is not successful and we fail to raise additional debt or equity by the completion of our audit for fiscal 2009, we may face a going-concern opinion with our audited results for the year ending September 30, 2009. If our auditor’s report contains a going-concern opinion, our ability to continue to improve our operations and financial results will suffer.

If the Exchange Offer is Not Successful We May Not Be Able to Pay the Principal on the Outstanding Notes When It Becomes Due.

We are making this Exchange Offer because our Outstanding Notes mature in September 2009, and we will not be able to pay the principal amount on the Outstanding Notes at maturity without undertaking a new debt or equity financing. If this Exchange Offer is not successful we may not be able to find adequate financing to pay the principal amount on the Outstanding Notes prior to their maturity. In this event, with insufficient assets available to repay the Outstanding Notes, holders of the Outstanding Notes would have to attempt to realize on their collateral for repayment. We may be forced to seek, or may be forced into, protection under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”). The expense of any such proceeding will reduce the assets available for payment or distribution to our creditors, including the holders of the Outstanding Notes.  Additionally, our failure to satisfy our obligations with respect to the Outstanding Notes, whether through consummation of this Exchange Offer or otherwise, or our failure to satisfy the obligations under the Modified Notes, may result in cross-defaults with Bay National Bank or other creditors we may owe.  Such cross-defaults may allow such creditors to accelerate our obligations to them which could also force us to seek, or we may be forced to seek, protection under Chapter 11.

The Security for the Outstanding Notes May Not Be Sufficient

Although the Outstanding Notes are secured by a security interest in the outstanding stock in our subsidiaries, and on all real, tangible and intangible property, the proceeds from the sale of this collateral, especially in a forced sale or liquidation scenario, may be insufficient to satisfy the amounts due under the Outstanding Notes. The market value of these assets depends on a variety of factors outside of our control, including interest rates, prepayment rates and economic conditions generally. No assurance can be given that these assets could be sold at their stated value on our balance sheet, if at all.  In addition, this security interest shall be subordinated to: (i) a credit facility that is equal to or less than Three Million Dollars ($3,000,000), (ii) any secured financing that is greater than Two Million Dollars ($2,000,000), provided that (A) we provide the Holder twenty (20) business days’ written notice of such secured financing, and (B) all of the funds raised in connection with such secured financing are used to reduce, on a pro rata basis, the Principal Amount and accrued and unpaid interest owed on the Modified Notes, (iii) real estate financing that we may incur for the purchase of a corporate facility provided that the annual mortgage payments are less than the rent expense that we pay in the year of such purchase for leased facilities, and (iv) secured financing not to exceed Four Million Dollars ($4,000,000) at any one time for the purpose of financing an acquisition by us of the business of another person.

We may not have Sufficient Cash on Hand to Retire the 8% Senior Subordinated Secured Convertible Notes due 2014 at the Notes Maturity.

To the extent that the Modified Notes are not converted into Common Stock before the Modified Notes mature on September 30, 2014 we will be required to pay the $4,049,858.01 principal amount of Modified Notes plus accrued but unpaid interest at maturity. The Modified Notes will be secured by a security interest in our assets with a book value of approximately $4,034,000. This book value amount is stated net of approximately $6,066,000 of depreciated equipment that is currently in use in our business. No appraisal has been done of the fair market value of those assets. These assets in general consist of inventories, accounts receivable, property and equipment. This security interest shall be subordinated as described above.  At the time of maturity, the fair market value of those assets, together with other resources available to us, may be insufficient to meet the maturity obligation. See “Description of 8% Senior Subordinated Secured Convertible Notes due 2009” on page 33.

We did not Obtain an Opinion as to the Fairness of the Consideration Offered in the Exchange Offer.

The numbers of shares and other terms of the Modified Notes to be issued in exchange for the Outstanding Notes in the Exchange Offer were determined by our management in negotiation with holders of Outstanding Notes. We did not obtain an opinion with respect to the Exchange Offer. Accordingly, no third party assurance has been given that the Exchange Offer is fair from a financial point of view.

You may be Required to Recognize Taxable Income in the Exchange Offer.

We intend to deliver to the holders, upon surrender of the Outstanding Notes, Modified Notes having the same face amount as the Outstanding Notes so that holders should recognize no gain or loss. However, should it be interpreted by the IRS that the outstanding principal balance of the Outstanding Notes is their adjusted issue price (which may be less than the face amount of the Outstanding Notes) as opposed to their face amount, such that the principal amount of the Modified Notes exceeds that of the Outstanding Notes tendered in exchange, a holder will recognize taxable gain on the Exchange Offer.

Our Common Stock Has Been Relatively Thinly Traded and We Cannot Predict the Extent to Which A Trading Market Will Develop for Our Common Stock.

Our Common Stock trades on the OTC Bulletin Board. Our Common Stock is thinly traded compared to larger, more widely known companies. Thinly traded securities can be more volatile than securities trading in a more active public market. We cannot predict the extent to which an active public market for the Common Stock will develop or be sustained after this offering.

We have not Paid, and Do Not Expect to Pay, Dividends on our Common Stock.

We have not paid dividends on our Common Stock since our inception and do not intend to pay any dividends to our Common Stock holders in the foreseeable future. We intend to reinvest any earnings in the development and expansion of our business.

Our Stock Price is Highly Volatile, and Investing in our Stock Involves a High Degree of Risk.

The market price of our Common Stock, like the securities of many other medical diagnostic companies, fluctuates over a wide range, and you can expect it to continue to be highly volatile in the future. Since October 1, 2001, our stock has traded at a high of $1.19 and a low of $0.05. In addition, holders will be unable to sell the Common Stock that they receive in the Exchange Offer for one year after closing. The following factors may affect the market price of our Common Stock:

●   fluctuation in our operating results;

●   new product announcements made by us or our competitors;

●   our ability to develop, introduce and market new products on a timely basis;

●   our manufacturing capacities and our ability to increase the scale of these capacities;

●   the amount we spend on research and development;

●   changes in our strategy;

●   consolidation within our industry;

●   changes in the regulatory environment;

●   public concern as to the safety of our devices or similar devices developed by our competitors; and

●   general market conditions.

Because our stock price is so volatile, investing in our Common Stock is highly risky. A potential investor must be able to withstand the loss of his entire investment in our Common Stock.

Our Stock Lacks Liquidity.

We have 15,240,281 shares of Common Stock outstanding and obligations to issue an additional 2,889,222 shares upon the exercise of outstanding options. If the Exchange Offer is completed, we will have at least 11,571,022 shares which we would be committed to issue upon the conversion of the Modified Notes. The Common Stock issued in the Exchange Offer may not be transferable until one year from the date of issue. Therefore, in that event a year from the date of issue there will be at least an additional 11,571,022 shares which may be traded once the Modified Notes are converted. As of August 26, 2009 the previous 30 day average daily volume for our Common Stock equals only approximately 3,073 shares per day. This lack of liquidity in our Common Stock would increase the risk associated with investing in our Common Stock. The sale of any significant portion of these shares could have a depressing effect upon the trading market for our Common Stock.

Reagents Applications, Inc. Currently Holds No Assets.

Our wholly-owned subsidiary, Reagents Applications, Inc. (“Reagents”) was a co-maker on the Outstanding Notes but is not a co-maker on the Modified Notes.  Reagents currently holds no assets and only one account receivable in the amount of $2,299.74.  As these facts could severely limit any recourse holders of the Outstanding Notes may have with respect to Reagents, we are not identifying Reagents as an obligor on the Modified Notes.

Risks Relating to Our Business

We are Not Profitable.

We incurred a net loss in three of the last five fiscal years and an operating loss in four of the last five fiscal years, showing an operating profit of only $118,034 in the year ended September 30, 2008. In the nine months ended June 30, 2009, we reported a net operating loss of $247,581. There can be no assurance that we will experience profitability in the future. Our ability to be consistently profitable will depend, in part, on our ability to execute our business plan. We make no assurances that we will be able to successfully execute our business plan which includes:

●   continuing to develop innovative products;

●   increasing our sales and marketing activities;

●   increasing our manufacturing activities and efficiencies; and

●   effectively competing against current and future competitors.

We Have Major Suppliers and the Loss of any Such Major Supplier Would Significantly Affect Our Revenues.

During the nine months ended June 30, 2009 and the year ended September 30, 2008, we purchased approximately $511,000 and approximately $1,232,000 respectively, or 18% and 24%, respectively, from significant suppliers. If we were to lose certain supplier contracts, we may not be able to replace them. Our financial position, results of operations, our ability to pay debt and our ability to make distributions to our stockholders may be adversely affected by financial difficulties experienced by major suppliers.

We are Subject to Risks and Uncertainties that May Cause Our Actual Results, Performance or Achievement to Differ Materially from our Historical Results.

Our periodic operating results have varied in the past. In the future, we expect our periodic operating results to vary significantly depending on, but not limited to, a number of factors, including, in addition to those factors discussed elsewhere in this section:

●   new product announcements made by us or our competitors;

●   changes in our pricing structures or the pricing structures of our competitors;

●   our ability to develop, introduce and market new products on a timely basis;

●   our manufacturing capacities and our ability to increase the scale of these capacities;

●   the amount we spend on research and development;

●   changes in our strategy.

●   consolidation within our industry; and

●   changes in the regulatory environment.

We May Need Additional Funding in the Future for Our Operations, and These Funds May Not be Available to Us.

We believe that cash flow from operations, cash on hand and our existing credit facility will be sufficient to fund our operations and capital expenditures over the next 12 months, although we can give no such assurance. However, as discussed above, we have insufficient resources to pay the Outstanding Notes when they become due on September 30, 2009

To the extent that our existing resources and anticipated revenue from the sale of our products are insufficient to fund our activities, we will have to raise additional funds from the issuance of public or private securities. We may not be able to raise additional funding, or if we are able to, we may not be able to raise funding on acceptable terms. We may dilute then-existing stockholders if we raise additional funds by issuing new equity securities. Alternately, we may have to relinquish rights to certain of our technologies, products and/or sales territories if we are required to obtain funds through arrangements with collaborative partners. If we are unable to raise needed funds, we may be required to curtail our operations significantly. This would materially adversely affect our operating results and financial condition.

We Rely on Trade Secrets and Confidentiality Agreements to Protect our Technology.

While we own a number of patents, we protect our technology primarily as trade secrets rather than relying on patents, either because patent protection is not possible or, in our opinion, would be less effective than maintaining secrecy. In addition; we rely upon confidentiality agreements with our employees. To the extent that we rely on confidentiality agreements and trade secret protection, there can be no assurance that our efforts to maintain secrecy will be successful or that third parties will not be able to develop the technology independently.

Our Internal Research and Development Resources are Limited.

Our research and development expenses for the nine months ended June 30, 2009 and year ended September 30, 2008 were approximately $75,128 and $146,748, respectively.  This reduction is mainly attributable to reduced salaries for research and development employees. In addition, we anticipate outsourcing some research and development activities, and we may increase research and development headcount were we to determine it to be appropriate.

We Rely on Distributors to Sell Our Products and Have Sole Distributorship Agreements in a Number of Countries.

We distribute many of our products primarily through distributors. As a result, we are dependent upon these distributors to sell our products and to assist us in promoting and creating a demand for our products. We have a number of distributors in and outside of the United States who distribute our products. We believe that our future growth depends on the efforts of these distributors. If one of our distributors were to stop selling our products we may not be able to replace such lost revenue. Furthermore, many of our distributors may carry our competitors’ products, and may promote our competitors’ products over our own products.

We Have Substantial Sales in Brazil and our Revenues are Subject to the Currency Fluctuations, Political and Economic Risks Associated with doing Business in Brazil.

A significant amount of our sales are through our Brazilian subsidiary and are subject to the currency fluctuations, political and economic risks associated with doing business in Brazil and over which we have no control. Our growth plans include continuing to grow revenues in Brazil going forward. Our revenues in Brazil were approximately $1,596,294 for the nine month period ended June 30, 2009 and $2,493,000 for the year ended September 30, 2008, or 39% for each period.

Compliance with Governmental Regulations Impose Significant Costs on our Business and New Governmental Regulations May Impose Additional Costs on our Business.

Federal, State and Local Regulations

In the United States we are subject to numerous federal, state and local regulations regarding the manufacture and sale of health care products and diagnostic devices. These regulations are subject to change. We cannot predict what impact, if any, such changes would have on our business.

Our production and marketing activities are subject to regulation by the FDA, under the authority of the Federal Food Drug, and Cosmetic Act. These regulations require that we must formally notify the FDA of our intentions to market in vitro diagnostic devices through a regulatory submissions process, either the 510(k) process or the Premarket Approval (PMA) process. When a 510(k) process is used, we are required to demonstrate that the product is “substantially equivalent” to another product in commercial distribution. We cannot proceed with sales of our diagnostic products in the United States until we receive clearance from the FDA in the form of a substantial equivalency letter. Currently, the majority of products that are reviewed by the 510(k) process are cleared within 90 days. In certain cases, specifically for Class III devices, we must follow the PMA process that involves a lengthier and more burdensome process.

We are required to register with the FDA as a device manufacturer and to disclose our devices. Accordingly, we are subject to inspection on a routine basis for compliance with the FDA’s Quality System Regulations. These regulations require that we manufacture our products and maintain our documents in a prescribed manner with respect to design, manufacturing, testing, process control, and distribution activities. In addition, we are required to comply with various FDA requirements for labeling, pursuant to the applicable regulations. Finally, the FDA prohibits an approved device from being marketed for unapproved applications. A failure to satisfy any of these regulations could have a material adverse effect on our business and results of operations.

Federal and state regulations regarding the manufacture and sale of health care products and diagnostic devices may change. We cannot predict what impact, if any, such changes would have on our business.

International Regulations

Our products are distributed internationally and we are subject to numerous regulations regarding the manufacture and sale of health care products and diagnostic devices in territories outside the United States. These regulations are subject to change. We cannot predict what impact, if any, such changes would have on our business.

The regulatory controls being imposed upon us with respect to the international distribution and marketing of in vitro diagnostic devices are increasing. Specifically, member nations of the European Community are developing a standardized quality system called EN 29000 that is anticipated to be effective throughout the European Community once enacted. Companies will be allowed a grace period to conform to the directive. We will be required to conform to the EN 29000 regulations for any product sold in the European Community. The European Community has adopted the IVD Directive. All in vitro devices must bear the CE Marking of Conformity by December 2003. We have registered most of our products and continue to work to register several other products. In addition, other countries are expected to come under the IVD directive and we will continue to register products where necessary. Hemagen received the CE Marking for the Analyst instrument in December 1999.

In addition, as we continue to sell in foreign markets, we may have to obtain additional governmental clearances in those markets. We may not be able to obtain regulatory clearances for our products in foreign markets, and the failure to obtain these regulatory clearances will materially adversely affect our business and results of operations.

We Depend on Key Members of our Management and Scientific Staff, and We Must Retain and Recruit Qualified Individuals if We are to be Competitive.

We are highly dependent on the principal members of our management and scientific staff. The loss of any of these key personnel, including in particular William P. Hales, our Chairman, President and Chief Executive Officer, and certain scientific personnel might impede the achievement of our business objectives. We are not aware of any member of our senior or executive management team who intends to retire within one year of the date of this filing. We do not maintain key man life insurance on any of our active employees.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes Oxley Act of 2002.

We periodically evaluate our internal controls systems in order to allow management to report on, and our independent auditors to attest to, our internal controls, as required by this legislation. We also perform the system and process evaluation and testing (and any necessary remediation) required in an effort to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes Oxley Act, which may cause us to periodically incur additional expenses and diversion of management’s time. While we intend to comply with the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to comply with the requirements of Section 404 adequately or in a timely manner, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities Exchange Commission. Any such action could adversely affect our financial results.

We May be Subject to Product Liability Claims.

The research, development, manufacturing, testing, marketing and sale of clinical diagnostic products entail an inherent risk of allegations of product liability, and there can be no assurance that product liability claims will not be asserted against us. We may incur product liability due to product failure or improper use of products by the user. Inaccurate detection may result in the failure to administer necessary therapeutic drugs or administration of unnecessary and potentially toxic drugs. Even with proper use of a product, there may be specific instances in which the results obtained from our test kits could lead a physician to predict the inappropriate therapy for a particular patient. We maintain product liability insurance in the amount of up to $2,000,000 per incident and in the aggregate which, based on our experience and industry practice, we believe to be adequate for our present operations. No assurance can be given that our insurance coverage is sufficient to fully insure against claims, which may be made against us.

Our Activities Involve the Use of Hazardous Materials, and We may be Held Liable for any Accidental Injury from these Hazardous Materials.

Our research and development activities involve the controlled use of hazardous materials. Although we believe that our safety procedures for handling and disposing of our hazardous materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages that result and significant and unexpected costs including costs relating to liabilities and clean-up, costs from increased insurance premiums or liability to obtain adequate insurance at a reasonable price and costs from loss of operations during clean-up.

Our Industry is Highly Competitive.

The clinical diagnostics industry is highly competitive. There are many companies, both public and private, engaged in diagnostics-related research and development, including a number of well-known pharmaceutical and chemical companies. Competition is based primarily on product reliability, customer service and price. Many of these companies have substantially greater capital resources and have marketing and business organizations of substantially greater size than us. Many companies have been working on immunodiagnostic reagents and products, including some products believed to be similar to those currently marketed or under development by us, for a longer period of time than us. We expect competition within this industry to intensify.

BACKGROUND AND REASONS FOR THE EXCHANGE OFFER

Information in this Offering Memorandum should be read in conjunction with our Form 10-KSB for the year ended September 30, 2008, our Forms 10-Q for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009 and all other documents listed below under “Incorporation by Reference” on page 37.

Financial and Operational Results Since September 30, 2004

The Outstanding Notes were issued in September 2004 as part of new management’s assessment of financial needs. The Outstanding Notes were issued in an exchange transaction (the “Original Note Exchange”).  Under the terms of the Original Note Exchange, the Company offered the Outstanding Notes along with 5,100,000 shares of Common Stock, subject to adjustment, in exchange for 8% Senior Subordinated Secured Convertible Notes due 2005. The Company believed that restructuring its debt through the Original Note Exchange would benefit both its stockholders and the holders of the Outstanding Notes by extending maturities, reducing interest expense, reducing non-cash amortization expense for discount on debt, and increasing stockholders’ equity.

●	We announced our first operating profit in five years for our fiscal year ended September 30, 2008.

	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005	Fiscal 2004
Operating Income (Loss)	$118,034	$(158,840)	$(63,152)	$(875,150)	$(569,048)

●	During the fiscal year ended September 30, 2008 we generated positive cash from operations.

	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005	Fiscal 2004
Net Cash Provided by Operating Activities	$265,450	$(482,241)	$(737,050)	$(475,263)	$(165,525)

●	We have significantly decreased expenses and improved efficiencies. We now utilize $27,400 square feet and operate with 23 full-time employees.

●
We have steadily improved gross margins. Gross margins for the fiscal year 2008 were 43% as compared to 42% in fiscal year 2007, 36% in fiscal year 2006, 25% in fiscal year 2005 and 29% in fiscal year 2004.

●	Our working capital position and financial ratios from 2004 through 2008 are shown below:

	Fiscal 2008	Fiscal 2007	Fiscal 2006	Fiscal 2005	Fiscal 2004
Working Capital (1) (2)	$(2,225,607)	$2,126,560	$2,927,000	$1,683,000	$3,334,000
Current Ratio(3)	0.6 to 1.0	2.2 to 1.0	3.3 to 1.0	1.7 to 1.0	3.0 to 1.0
Cash Available	$98,799	$6,592	$151,000	$272,000	$539,000
Line of Credit Facility (4)	$500,000	$500,000	$500,000	$500,000	$1,000,000

(1)
The working capital deficit during fiscal year 2008 was due to the Outstanding Notes becoming current liabilities. Excluding the subordinated debt in the working capital calculation results in working capital of $1,753,393 and a current ratio of 2.1 to 1.0.

(2)	Working capital is computed as the excess of current assets over current liabilities.

(3)	The current ratio is computed as the ratio of current assets to current liabilities.

(4)	Subject to borrowing base calculation.

Reasons for the Exchange Offer

We are making this Exchange Offer because our Outstanding Notes mature on September 30, 2009, and we will not be able to pay the entire principal balance unless we raise funds in an alternative debt or equity financing. We believe that restructuring our debt through this Exchange Offer will benefit us, our stockholders, and the holders of our Outstanding Notes because extending the maturity of the debt will prevent the Company from defaulting on it, and it will allow the Company to continue to execute its strategic plan, which includes, but is not limited to:

●
Continuing to grow US and Brazilian business by increasing sales of current products, sourcing additional products to distribute, increasing sales force and distributors in Brazil, and launching new products.

●	Continuing to improve and/or redevelop the current products; and

●	Continuing to look for synergistic products or product lines acquisitions.

If the Outstanding Notes are not exchanged in this offering, our independent registered public accountants report could include an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern. As a result, we believe that our ability to continue to improve our operations and financial results may suffer.

MARKET FOR COMMON STOCK

Our Common Stock has been traded on the Over-the-Counter Bulletin Board (OTC Bulletin Board) market since March 3, 2003 under the trading symbol of "HMGN.OB". Prior to that date, our Common Stock traded on the over-the-counter market through the NASDAQ Smallcap Market from February 4, 1993 to February 28, 2003. On August 26, 2009 the closing bid and ask price for our Common Stock as reported by the OTC Bulletin Board were $.08 and $.10 per share, respectively. As of August 26, 2009, the previous 30 day average daily volume for our Common Stock equals approximately 3,073 shares per day.

For the periods indicated, the following table sets for the range of high and low bid prices for our Common Stock as reported by the OTC-BB and the Nasdaq for the period indicated. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
Fiscal Year Ended September 30, 2007
First Quarter	$0.34	$0.20
Second Quarter	0.30	0.22
Third Quarter	0.26	0.19
Fourth Quarter	0.24	0.16

Fiscal Year Ended September 30, 2008
First Quarter	$0.25	$0.16
Second Quarter	0.19	0.13
Third Quarter	0.25	0.11
Fourth Quarter	0.24	0.10

Fiscal Year Ended September 30, 2009
First Quarter	$0.15	$0.05
Second Quarter	0.15	0.06
Third Quarter	0.20	0.10
Fourth Quarter (through August 26, 2009)	0.13	0.07

DIVIDENDS

We have never paid cash dividends on our Common Stock. We currently intend to retain all future earnings, if any, for use in our business and do not anticipate paying any cash dividends on our Common Stock in the foreseeable future.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the Modified Notes in the Exchange Offer.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below is derived from our unaudited consolidated financial statements for the nine months ended June 30, 2009 and 2008 and from our audited financial statements for the fiscal years ended September 30, 2008, 2007, 2006, 2005 and 2004. The unaudited consolidated interim results, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments), which are necessary to present fairly the results for the unaudited interim periods. The unaudited interim results for the nine months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending September 30, 2009. The following selected consolidated financial data should be read in conjunction with the more detailed information contained in the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this Offering Memorandum and included in our SEC filings. See the section of this Offering Memorandum entitled “Incorporation by Reference” on page 37.

SELECTED CONSOLIDATED BALANCE SHEET DATA

	June 30,		September 30,
	2009	2008	2008	2007	2006	2005	2004
Cash and cash equivalents	$155,930	$158,848	$98,799	$6,592	$150,663	$272,168	$538,542
Other current assets	2,926,021	3,540,187	3,417,393	3,811,151	4,039,384	4,003,247	4,452,823
Total current assets	3,081,951	3,699,035	3,516,192	3,817,743	4,190,047	4,275,415	4,991,365
Total Assets	4,034,217	4,894,559	4,766,320	4,135,091	4,388,772	5,337,588	5,625,439

Current portion of senior subordinated convertible notes net of unamortized discount	4,038,216	-	3,979,263	-	-	25,000	19,812
Other current liabilities	1,662,020	1,428,567	1,762,536	1,706,381	1,255,994	2,566,926	1,637,303
Total current liabilities	5,700,236	1,428,567	5,741,799	1,706,381	1,255,994	2,591,926	1,657,115
Other Non-Current Liabilities	-	153,512	119,466	18,200	-	-	-
Senior subordinated convertible notes net of unamortized discount	-	3,960,535	-	3,906,275	3,840,565	3,763,968	3,706,362
Total Liabilities	5,700,236	5,542,614	5,861,265	5,630,856	5,096,559	6,355,894	5,363,477
Total Stockholders’ Equity	(1,666,019)	(648,055)	(1,094,945)	(1,495,765)	(707,787)	(1,018,306)	261,962
Total Liabilities and Stockholders’ Equity	4,034,217	4,894,559	4,766,320	4,135,091	4,388,772	5,337,588	5,625,439

SELECTED CONSOLIDATED BALANCE SHEET DATA

	June 30,		September 30,
	2009	2008	2008	2007	2006	2005	2004

Net Revenues	$4,073,634	$4,686,512	$6,374,799	$4,487,236	$7,250,196	$7,585,654	$7,470,677
Operating Income (Loss)	(247,581)	247,688	118,034	(158,840)	(63,152)	(875,150)	(569,048)
Total Other Expenses, including interest expense	(265,707)	(270,745)	(362,062)	(105,453)	451,539	(412,962)	(3,006,381)
Net Loss before cumulative effect of a change in accounting principle	(513,288)	(23,057)	(244,028)	(264,293)	388,387	(1,288,112)	(3,575,429)
Cumulative effect of change in accounting principle for benefit of conversion feature of debt	-	-	-	-	-	-	-
Income tax Expense	19,288	93,325	129,333	47,515	75,461	49,137	23,739
Net Loss from Continuing Operations	(532,576)	(116,382)	(373,361)	(311,808)	312,926	(1,337,249)	(3,599,168)
Loss from discontinued operations	(78,199)	856,446	800,524	(538,123)	-	-	-
Cumulative effect of change in accounting principle for benefit of conversion feature of debt	-	-	-	-	-	-	-
Net Loss	(610,775)	740,064	427,163	(849,931)	312,926	(1,337,249)	(3,599,168)

Earnings (loss) per share, from continuing operations - Basic	(0.03)	(0.01)	(0.02)	(0.02)	0.02	(0.09)	(0.36)
Earnings (loss) per share, from continuing operations - Diluted	(0.03)	(0.01)	(0.02)	(0.02)	0.02	(0.09)	(0.36)
Earnings (loss) per share, from discontinued operations - Basic	(0.01)	0.06	0.05	(0.04)	-	-	-
Earnings (loss) per share, from discontinued operations - Diluted	(0.01)	0.06	0.05	(0.04)	-	-	-
Earnings (loss) per share - Basic	(0.04)	0.05	0.03	(0.06)	0.02	(0.09)	(0.36)
Earnings (loss) per share - Diluted	(0.04)	0.05	0.03	(0.06)	0.02	(0.09)	(0.36)

Weighted average shares - Basic	15,231,819	15,225,281	15,225,289	15,225,289	15,200,585	15,204,351	10,108,517
Weighted average shares - Diluted	15,231,819	15,268,491	15,229,834	15,225,289	15,300,289	15,204,351	10,108,517

NOTE:
On October 8, 2007, the Company sold the assets of its wholly-owned subsidiary, Reagents Applications, Inc.  The results of operations for this division have been presented as discontinued operations for the periods ended 2007, 2008 and 2009.  Results from this division prior to 2007 are included in income from operations.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated balance sheets have been prepared to give effect to the completion of the Exchange Offer. The adjustments to the unaudited pro forma consolidated balance sheets are subject to change pending potential changes to the final terms of the Exchange Offer and accounting treatment of those terms. The impact of these changes could be material.

The unaudited pro forma consolidated balance sheets as of June 30, 2009 and September 30, 2008 give effect to the Exchange Offer as if it had been completed on June 30, 2009 and September 30, 2008 respectively.

The unaudited pro forma consolidated balance sheets are based upon available information and upon certain estimates and assumptions that are believed to be reasonable. These estimates and assumptions are preliminary and have been made solely for the purposes of developing these pro forma consolidated balance sheets. Unaudited pro forma consolidated balance sheets are presented for illustrative purposes only and do not purport to be indicative of the results of operation or financial position of the consolidated company that would actually have been achieved had the transaction been completed for the period presented, or that may be obtained in the future. These unaudited pro forma consolidated balance sheets are based upon the respective historical consolidated financial statements of Hemagen and notes thereto, which are incorporated into this Offering Memorandum by reference. The pro forma financial information should be read in conjunction with our Form 10-KSB for the year ended September 30, 2008, our Forms 10-Q for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009 and all other documents listed under “Incorporation by Reference” on page 37.

CONSOLIDATED UNAUDITED PROFORMA BALANCE SHEETS

Historical Unaudited Consolidated Balance Sheet as of June 30, 2009		Proforma Adjustments	Proforma Consolidated Balance Sheet as of June 30, 2009	Historical Audited Consolidated Balance Sheet as of September 30, 2008	Proforma Adjustments	Proforma Consolidated Balance Sheet as of September 30, 2008
ASSETS
CURRENT ASSETS:
Cash	$155,930		155,930	$98,799		98,799
Accounts receivable, less allowance for doubtful accounts of $111,154 and $62,485 at June 30, 2009 and September 30, 2008, respectively	734,171		734,171	866,306		866,306
Inventories, net	1,799,837		1,799,837	2,037,049		2,037,049
Current portion of note receivable	210,000		210,000	210,000		210,000
Prepaid expenses and other current assets	182,013		182,013	304,038		304,038
Total current assets	3,081,951	-	3,081,951	3,516,192	-	3,516,192

PROPERTY AND EQUIPMENT; net of accumulated depreciation and amortization of $6,066,453 and $5,970,504 at June 30, 2009 and September 30, 2008, respectively	609,010		609,010	697,071		697,071

OTHER ASSETS:

Long term portion of note receivable	297,500		297,500	455,000		455,000
Other assets	45,756		45,756	98,057		98,057
Total other assets	343,256	-	343,256	553,057	-	553,057

Total Assets	$4,034,217	-	4,034,217	$4,766,320	-	4,766,320

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$1,028,901		1,028,901	$1,127,599		1,127,599
Revolving line of credit	485,000		485,000	500,000		500,000
Deferred revenue	87,908		87,908	102,680		102,680
Note Payable – Itau Bank	60,211		60,211	32,257		32,257
Senior subordinated secured convertible notes, net of unamortized discount of $11,634 and $70,587 as of June 30, 2009 and September 30, 2008, respectively	4,038,216	(4,038,216)	-	3,979,263	(3,979,263)	-
Total Current Liabilities	5,700,236	(4,038,216)	1,662,020	5,741,799	(3,979,263)	1,762,536

LONG TERM LIABILITIES:
Note Payable – Itau Bank, net of current portion	-	-	-	119,466		119,466
Senior subordinated secured convertible notes		4,049,858	4,049,858	-	4,049,858	4,049,858
Total Long Term Liabilities	-	4,049,858	4,049,858	119,466	4,049,858	4,169,324
Total liabilities	5,700,236	11,642	5,711,878	5,861,265	70,595	5,931,860

STOCKHOLDERS’ DEFICIT
Preferred stock, $0.01 par value - 1,000,000 shares authorized; none issued	-	-	-	-	-	-
Common stock, $.01 par value - 30,000,000 shares authorized; 15,340,281 and 15,325,281 issued and outstanding as of June 30, 2009 and September 30, 2008, respectively	153,402		153,402	153,252		153,252
Additional paid-in capital	22,916,642		22,916,642	22,867,507		22,867,507
Accumulated deficit	(24,496,997)	(11,642)	(24,508,639)	(23,925,977)	(70,595)	(23,996,572)
			-			-
Accumulated other comprehensive loss-currency translation loss	(109,674)		(109,674)	(100,090)		(100,090)
			-			-
Less treasury stock at cost; 100,000 shares at June 30, 2009 and September 30, 2009, respectively	(89,637)		(89,637)	(89,637)		(89,637)
	(1,666,019)	(11,642)	(1,677,661)	(1,094,945)	(70,595)	(1,165,540)
Total Stockholders’ Deficit
Total Liabilities and Stockholders’ Deficit	$4,034,217		4,034,217	$4,766,320	-	4,766,320

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical consolidated ratio of earnings to fixed charges for the periods indicated.

Nine Months Ended June 30	Year Ended September 30
2009	2008	2007	2006	2005	2004
0.5x	0.6x	2.2x	3.3x	1.65x	3.6x

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from continuing operations before income taxes, plus fixed charges, by fixed charges.

Fixed charges consist of interest expense, amortization of loan origination fees and an estimate of interest within rental expense.

THE EXCHANGE OFFER

In 2004, we completed the Original Note Exchange, in which the Company offered the Outstanding Notes along with 5,100,000 shares of Common Stock, subject to adjustment, in exchange for 8% Senior Subordinated Secured Convertible Notes due 2005, which were to mature in April 2005. The Company believed that restructuring its debt through the Original Note Exchange would benefit both its stockholders and the holders of the Outstanding Notes by extending maturities, reducing interest expense, reducing non-cash amortization expense for discount on debt, and increasing stockholders’ equity.

We are not required to have an effective registration statement on file with the SEC to register the Modified Notes because the Exchange Offer is being extended to you in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act. In accordance with SEC interpretations, the Modified Notes received by you in the Exchange Offer will be restricted securities. We have agreed, however, to register the conversion of the Modified Notes into Common Stock and to register the Common Stock for resale by holders.  See “Registration Rights” on page 30.

Terms Of The Exchange Offer; Period For Tendering Outstanding Notes

This Offering Memorandum and the enclosed Letter of Transmittal constitute an offer to exchange for the Outstanding Notes a total of $4,049,858.01 principal amount of Modified Notes.

Each tender of $1.00 of principal amount in Outstanding Notes in the Exchange Offer will be entitled to receive $1.00 principal amount of 8% Senior Subordinated Secured Convertible Notes due 2014.

Each tender for exchange of more or less in Outstanding Notes will be entitled to receive a proportionately adjusted number of and Modified Notes, rounded in each case to the nearest whole share where the recipient would otherwise be entitled to a fractional share, subject to the terms and conditions described in this Offering Memorandum. The Modified Notes will be convertible by holders after September 30, 2009 into Common Stock at a conversion price of $0.35 per share.

This Exchange Offer is being extended to all holders of the Outstanding Notes. This Offering Memorandum and the enclosed Letter of Transmittal are first being sent on or about the date of this Offering Memorandum, to all holders of Outstanding Notes known to us. Subject to the conditions listed below, and assuming we have not previously elected to terminate the Exchange Offer, we will accept for exchange all Outstanding Notes on the expiration date of the Exchange Offer. The Exchange Offer will expire at 12:00 midnight, Eastern time, on September 30, 2009. In our sole discretion, we may extend the period of time during which the Exchange Offer is open.

We expressly reserve the right, at any time and from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Outstanding Notes. If we elect to extend the period of time during which the Exchange Offer is open, we will give you oral or written notice of the extension and delay, as described below. During any extension of the Exchange Offer, all Outstanding Notes previously tendered and not withdrawn will remain subject to the Exchange Offer and may be accepted for exchange by us upon the expiration of the Exchange Offer. In the case of an extension, we plan to issue a press release or other public announcement no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date of the Exchange Offer.

We expressly reserve the right to amend or terminate the Exchange Offer and not to accept for exchange any Outstanding Notes not previously accepted for exchange if any of the conditions to the Exchange Offer have not been satisfied or for any other reason within our sole and absolute discretion. We will give you prompt notice of any amendment, termination or non-acceptance.

Payment Of Accrued Interest On The Outstanding Notes That Are Tendered In The Exchange Offer

You are not being asked to forego any accrued interest on Outstanding Notes that are tendered in the Exchange Offer. The Exchange Offer will be effective on September 30, 2009, and therefore, interest shall continue to be paid at the rate of 8% through September 30, 2009 and thereafter interest on the Modified Notes shall also accrue at the rate of 8% as described in this Offering Memorandum, assuming that the Exchange Offer is successfully completed. After the conclusion of the Modified Notes, the issuance of the Modified Notes will be made, accrued interest through September 30, 2009 will be paid and all obligations under the Outstanding Notes will be terminated.

Release Of Legal Claims By Tendering Outstanding Note Holders

By tendering your Outstanding Notes in the Exchange Offer, you will be deemed to have released and waived any and all claims or causes of action of any kind whatsoever, except for any claim you may have under the federal securities laws, whether known or unknown, that, directly or indirectly, arise out of, are based upon or are in any manner connected with your ownership or acquisition of the Outstanding Notes, including any related transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, including without limitation any approval or acceptance given or denied, which occurred, existed, was taken, permitted or begun prior to the date of such release, in each case, that you, your successors and your assigns have or may have had against us or our subsidiaries, affiliates or stockholders, or our directors, officers, employees, attorneys, accountants, advisors, agents or representatives, in each case whether current or former, or those of our subsidiaries, affiliates or stockholders.

Conditions To The Exchange Offer

Notwithstanding any other provision of the Exchange Offer, we will not be required to accept any Outstanding Notes for exchange or to issue any Modified Notes in exchange for Outstanding Notes, and we may terminate or amend the Exchange Offer only if, at any time before expiration of this offer, any of the following events occurs:

●	all of the Outstanding Notes are not tendered, voluntarily or through court order, and accepted for exchange;

●	the Exchange Offer is determined to violate any applicable law or any applicable interpretation of the staff of the SEC;

●
an action or proceeding is pending or threatened in any court or by any governmental agency or third party that might materially impair our ability to proceed with the Exchange Offer or materially and adversely affect our business;

●	any material significant development occurs in our business, financial conditions or prospects; or

●	we do not receive any governmental or other third party approval we deem necessary for the completion of the Exchange Offer.

The Exchange Offer is also conditioned upon acceptance by holders of the entire principal amount and a majority in number of the Outstanding Notes. If less than all but more than 75% in principal amount owned by a majority of holders of the Outstanding Notes are tendered for exchange, we intend to invoke the procedure set forth in §102(b)(2) of the Delaware Corporation Law (reproduced below) and in Hemagen’s Certificate of Incorporation:

Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under § 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under § 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

We intend to invoke this provision by commencing an action in the Delaware Court of Chancery. The purpose of the action will be to obtain a court order to require the remaining holders to exchange their Outstanding Notes for Modified Notes pursuant to the terms of this offer in accordance with Delaware law. In the Letter of Transmittal that you will submit to us when you tender your Outstanding Notes, you will grant us a proxy to vote your Outstanding Notes in favor of the exchange in the Delaware proceeding, if necessary.

These conditions are for our benefit only and we may assert them regardless of the circumstances giving rise to any condition. We may also waive any condition in whole or in part at any time in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not constitute a waiver of that right and each right is an ongoing right that we may assert at any time.

Procedures For Tendering Outstanding Notes

When you tender your Outstanding Notes, and we accept the Outstanding Notes for exchange, this will constitute a binding agreement between you and us, subject to the terms and conditions set forth in this Offering Memorandum and the enclosed Letter of Transmittal.  All conditions to the Exchange Offer, except those related to the receipt of governmental regulatory approvals necessary to consummate the Exchange Offer, must be satisfied or waived at or before the expiration date.  In addition, you must do one of the following on or prior to the expiration date of the Exchange Offer to participate in the Exchange Offer:

●	if you hold Outstanding Notes in certificated form, tender your Outstanding Notes by sending to the Exchange Agent at the address set forth on the back cover of this Offering Memorandum:

●	your Outstanding Notes, in proper form for transfer,

●	a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, and

●	all other documents required by the Letter of Transmittal, to the exchange agent, at the address set forth on the back cover page of this Offering Memorandum; or

●	if you hold Outstanding Notes in “street name,” you must instruct the registered holder, most likely your broker, to tender your Outstanding Notes for you.

The method of delivery of Outstanding Notes, Letters of Transmittal and all other required documents is at your election. If you deliver your Outstanding Notes by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. Please send all Outstanding Notes, Letters of Transmittal to the exchange agent, at the address set forth on the back cover page of this Offering Memorandum.

Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” unless you are either:

●	a registered outstanding note holder and have not completed the box entitled “Special Payment/Issuance Instructions” or “Special Delivery Instructions” on the Letter of Transmittal; or

●	you are exchanging Outstanding Notes for the account of an “eligible guarantor institution.”

An “eligible guarantor institution” means:

●	Banks, as defined in Section 3(a) of the Federal Deposit Insurance Act of 1950, as amended (the “Federal Deposit Insurance Act”);

●
Brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers and government securities brokers, as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

●	Credit unions, as defined in Section 19B(1)(A) of the Federal Reserve Act of 1913, as amended;

●	National securities exchanges, registered securities associations and clearing agencies, as these terms are defined in the Exchange Act; and

●	Savings associations, as defined in Section 3(b) of the Federal Deposit Insurance Act.

When the Letter of Transmittal is signed by the registered holder of the Outstanding Notes, no endorsement of certificates or separate bond powers are required unless Modified Notes are to be issued in the name of a person other than the registered holder. Signatures on certificates or bond powers must be guaranteed by an “eligible guarantor institution.” If you plan to sign the Letter of Transmittal but you are not the registered holder of the Outstanding Notes, you must have the Outstanding Notes signed by the registered holder of the Outstanding Notes and that signature must be guaranteed by an “eligible guarantor institution.” You may also send a separate instrument of transfer or exchange signed by the registered holder and guaranteed by an “eligible guarantor institution,” but that instrument must be in a form satisfactory to us in our sole discretion.

All questions as to the validity, form, eligibility, time of receipt and acceptance of Outstanding Notes tendered for exchange will be determined by us in our sole discretion. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of Outstanding Notes improperly tendered or not to accept any Outstanding Notes, the acceptance of which might be unlawful as determined by us. We also reserve the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any Outstanding Notes either before or after the expiration date of the Exchange Offer, including the right to waive the ineligibility of any holder who seeks to tender Outstanding Notes in the Exchange Offer. Our interpretation of the terms and conditions of the Exchange Offer as to any particular Outstanding Notes either before or after the expiration date of the Exchange Offer, including the terms and conditions of the Letter of Transmittal and the accompanying instructions, will be final and binding. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes for exchange must be cured within a reasonable period of time, as determined by us. None of us, the exchange agent or any other person has any duty to give notification of any defect or irregularity with respect to any tender of Outstanding Notes for exchange, nor will any of us, the exchange agent or any other person have any liability for failure to give such notification.

If you are a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or act in a similar fiduciary or representative capacity, and wish to sign the Letter of Transmittal or any Outstanding Notes or bond powers, you must indicate your status when signing. If you are acting in any of these capacities, you must submit proper evidence satisfactory to us of your authority to so act unless we waive this requirement.

Acceptance Of Outstanding Notes For Exchange; Delivery Of Modified Notes

Upon satisfaction or waiver of all of the conditions to the Exchange Offer, and assuming we have not previously elected to terminate the Exchange Offer, we will accept, promptly after the expiration date of the Exchange Offer, all Outstanding Notes and will issue the Modified Notes promptly after acceptance of all Outstanding Notes. For purposes of the Exchange Offer, we will be deemed to have accepted properly tendered Outstanding Notes for exchange when, as and if we have given oral or written notice of acceptance to the exchange agent, with written confirmation of any oral notice to be given promptly after any oral notice.

In all cases, the issuance of Modified Notes in exchange for Outstanding Notes will be made only after the exchange agent timely receives either all physically tendered Outstanding Notes, in proper form for transfer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, and all other required documents.

Withdrawal of Tenders

You can withdraw previously tendered Outstanding Notes at any time until the Exchange Offer has expired. In addition, if we have not agreed to accept your Outstanding Notes for exchange by the expiration date, you can withdraw them at any time after that date until we do accept your Outstanding Notes for exchange.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent during the permitted periods. Any notice of withdrawal must specify the name of the person who tendered the Outstanding Notes to be withdrawn, identify the Outstanding Notes to be withdrawn, including the principal amount of the Outstanding Notes, and, where Outstanding Notes have been transmitted, specify the name in which the Outstanding Notes are registered, if different from that of the withdrawing holder. If Outstanding Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the Outstanding Notes, the withdrawing holder must also submit the serial numbers of the particular Outstanding Notes to be withdrawn and a signed notice of withdrawal, with signatures guaranteed by an “eligible guarantor institution” unless the holder is an “eligible guarantor institution.” All questions as to the validity, form and eligibility, including time of receipt, of these notices will be determined by us. Our determination on these matters will be final and binding.

Any Outstanding Notes properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Outstanding Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the registered holder without cost to that holder promptly after withdrawal, non-acceptance of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be re-tendered at any time on or prior to the expiration date of the Exchange Offer by following one of the procedures described in the section entitled “Procedures for Tendering Outstanding Notes” on page 27.

Exchange Agent

Hemagen will act as the exchange agent for the Exchange Offer.

Expenses

We will use available cash to pay expenses related to the Exchange Offer which we have estimated at $10,000 if the offer is voluntarily accepted by all holders.

Solicitation

The solicitation is being made by us. We will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer. We will, however, reimburse reasonable expenses incurred by brokers and dealers in forwarding this Offering Memorandum and the other Exchange Offer materials to the holders of the Outstanding Notes. Solicitations by us may be made by telephone, facsimile or in person by our officers and regular employees.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with the tender of Outstanding Notes in the Exchange Offer unless you instruct us to register your Modified Notes in the name of, or request that Outstanding Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax.

Requests for Assistance and Additional Information

All completed Letters of Transmittal and “agent’s messages” should be directed to the exchange agent, at the address set forth on the front and back cover pages of this Offering Memorandum. All questions regarding the procedures for tendering in the Exchange Offer and requests for assistance in tendering your Outstanding Notes should also be directed to the exchange agent, at the telephone number or address set forth on the front and back cover pages of this Offering Memorandum.

Delivery of a Letter of Transmittal or an “agent’s message” other than as described in this section of the Offering Memorandum is not valid delivery of the Letter of Transmittal or “agent’s message.”

Requests for additional copies of this Offering Memorandum, the enclosed Letter of Transmittal or the documents incorporated by reference in this Offering Memorandum, may be directed to Hemagen, as the exchange agent, at the telephone number or address listed on the front and back cover pages of this Offering Memorandum. You may also obtain additional information from us at the telephone number or address listed in the section of this Offering Memorandum entitled “Incorporation by Reference” on page 37.

REGISTRATION RIGHTS

We have agreed to use our best efforts to file a registration statement with the Securities and Exchange Commission to register the Common Stock that may be acquired upon conversion of the Modified Notes as soon as practicable after the completion of the Exchange Offer so that the shares may be publicly sold.  This registration statement will also cover the conversion of the Modified Notes into Common Stock.  We will maintain the registration for no more than three years after the offering.

The Modified Notes may be converted into Common Stock by the holder beginning October 1, 2009 upon the terms described herein.  Therefore, those who acquire the Modified Notes will be unable to sell any Common Stock under the registration statement until it becomes effective.

DESCRIPTION OF 8% SENIOR SUBORDINATED SECURED CONVERTIBLE NOTES DUE 2014

The Modified Notes will be issued in an aggregate principal amount of $4,049,858.01 and will mature on September 30, 2014.  The Modified Notes will bear interest at the rate of 8% per year from October 1, 2009, or from the most recent date to which interest has been paid or provided for, payable quarterly in arrears on March 31, June 30, September 30 and December 31, to the persons in whose names the Modified Notes are registered at the close of business on the next preceding March 15, June 15, September 15 and December 15, respectively.

The Modified Notes will not be entitled to the benefits of any sinking fund.

Security

Our obligation to redeem the Modified Notes will be secured by a security interest in assets valued at approximately $4,034,000 in book value. This book value amount is stated net of approximately $6,066,000 of depreciated equipment that is currently in use in our business. No appraisal has been done of the fair market value of these assets. These assets, in general, consist of inventories, accounts receivable, property and equipment. This security interest shall be subordinated to: (i) a credit facility that is equal to or less than Three Million Dollars ($3,000,000), (ii) any secured financing that is greater than Two Million Dollars ($2,000,000), provided that (A) we provide the Holder twenty (20) business days’ written notice of such secured financing, and (B) all of the funds raised in connection with such secured financing are used to reduce, on a pro rata basis, the Principal Amount and accrued and unpaid interest owed on the Modified Notes, (iii) real estate financing that we may incur for the purchase of a corporate facility provided that the annual mortgage payments are less than the rent expense that we pay in the year of such purchase for leased facilities, and (iv) secured financing not to exceed Four Million Dollars ($4,000,000) at any one time for the purpose of financing an acquisition by us of the business of another person.

Convertible Feature

The Modified Notes are convertible at the option of the holder, in whole or in part, at any time beginning October 1, 2009 and prior to maturity, unless previously converted, into shares of Common Stock at an initial conversion price of $0.35 per share. Therefore, each $1.00 of principal of the Modified Notes is convertible into approximately 2.85 shares of Common Stock.

We can require the conversion of the Modified Notes into Common Stock, at any time beginning on October 1, 2009, if our Common Stock trades, as reported on the OTC Bulletin Board or other market on which our Common Stock is then traded, at or above $0.70 per share for fifteen consecutive trading days.

Optional Redemption

We may redeem the Modified Notes, at our option, at any time after September 30, 2009, in whole, or from time to time in part, prior to maturity at a redemption price equal to the principal amount plus accrued and unpaid interest.

Certain Covenants

The Modified Notes contain, among others, the following covenants:

●	We will not pay any dividend or distribution on, or purchase, redeem or otherwise acquire, any of our equity securities;

●	We will not, without the consent of the holders of a majority of the Modified Notes, engage in a transaction with a related party;

●	We will not incur any liens on our property except for permitted liens;

●	We will be limited as to the amount of indebtedness we can incur;

●	We will maintain the collateral that secures our obligations under the Modified Notes;

●	We will pay all taxes due, except for taxes and assessments that we are contesting in good faith;

●	We will conduct our operations in the ordinary course while the Modified Notes are outstanding;

●	We will not dispose of assets except for cash at fair market value or in transactions involving assets of less than $100,000; and

●	We will use certain net proceeds from option and warrant exercises, asset sales and the sale of certain of our subsidiaries to reduce the aggregate principal amount of the Modified Notes.

Events of Default

The following events constitute events of default with respect to the Modified Notes:

●	default for seven days after notice in payment of principal or interest upon any Modified Note;

●	default in performance, or breach, of any other covenant or for seven days, after notice;

●	specified events of our bankruptcy or insolvency; or

●	the acceleration of the maturity of any of our indebtedness.

Modification or Waiver

The consent of the holders of all Modified Notes is required to amend or modify their terms. Specified waivers may be made by holders of a majority in principal amount of the Modified Notes.

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 30,000,000 shares of Common Stock, $.01 par value, of which 15,240,281 were issued and outstanding as of June 30, 2009. The following summary description of our Common Stock is qualified in its entirety by reference to our Restated Certificate of Incorporation.

The holders of our Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of holders. There is no cumulative voting for the election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, holders of Common Stock are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefore, and, upon our liquidation, dissolution or winding up of, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preference on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is, and the Common Stock to be outstanding upon completion of the Exchange Offer will be, validly issued, fully paid, and nonassessable.

DESCRIPTION OF 8% SENIOR SUBORDINATED SECURED CONVERTIBLE NOTES DUE 2009

The Outstanding Notes mature on September 30, 2009, with no principal payments required until maturity. The Outstanding Notes provide for quarterly interest payments at the annual rate of 8%. The effective interest rate on these Outstanding Notes was calculated to be approximately 10% and an original issue discount of approximately $326,863 is being amortized over the term of the Outstanding Notes. The face value of the Outstanding Notes at September 30, 2008 and 2007 is $4,049,850. The unamortized discount on these Outstanding Notes equals approximately $11,634, $70,587 and $143,575 at June 30, 2009, September 30, 2008 and September 30, 2007, respectively.

The Outstanding Notes are convertible into Common Stock at a conversion price of $0.75 per share. We have the right to force the Outstanding Notes to be converted at any time after the Common Stock has traded above $1.25 for twenty consecutive business days. Additionally, we may prepay the Outstanding Notes at any time at the full face value of the Outstanding Notes plus accrued and unpaid interest.

The Outstanding Notes are secured by the outstanding stock in our subsidiaries and a first lien on all real, tangible and intangible property not provided as security for up to a $3 million credit facility, real estate financing obtained for a corporate facility and up to $4 million secured financing for business acquisitions.

COMPARISON OF RIGHTS OF MODIFIED NOTES VERSUS OUTSTANDING NOTES

The chart below compares the important terms and conditions of our Common Stock, Modified Notes and the Outstanding Notes.

	Modified Notes	Outstanding Notes
Voting Rights	No voting rights.	No voting rights.

Dividend Rights/Rate of Return	Receives interest at the rate of 8% per annum; accrued interest payable quarterly.	Receives interest at the rate of 8% per annum; accrued interest payable quarterly.

Liquidation Rights
Entitled to receive principal plus accrued interest prior to payments on Common Stock, preferred stock, and to holders of unsecured debt and liabilities, but subordinated to up to up to a $3 million credit facility, certain secured financing greater than $2 million, real estate financing obtained for the purchase of a corporate facility and up to $4 million secured financing for business acquisitions.

Entitled to receive principal plus accrued interest prior to payments on Common Stock, preferred stock, and to holders of unsecured debt and liabilities, but subordinated to up to $3 million of senior debt, “take-out indebtedness” the proceeds of which are used to prepay these notes and real estate financing.

Redemption Rights	Principal plus all accrued interest is due on stated maturity date of September 30, 2014; principal amount can be prepaid at any time at the principal amount plus accrued and unpaid interest.	Principal plus all accrued interest is due on stated maturity date of September 30, 2009; principal amount can be prepaid any time at the principal amount plus accrued and unpaid interest.

	Modified Notes	Outstanding Notes
Conversion Rights
Optional Conversion beginning on October 1, 2009 at a conversion price of $0.35 per share.  Mandatory conversion at any time beginning on October 1, 2009 if the Common Stock trades at or above $0.70 for fifteen consecutive trading days.
Optional conversion into Common Stock at a conversion price of $0.75 per share. Mandatory conversion at any time after the Common Stock has traded above $1.25 for ten consecutive business days.

Ranking	Senior to rights of holders of Common Stock and preferred stock.	Senior to rights of holders of Common Stock and preferred stock.

Security
Secured by the outstanding stock in our subsidiaries and a first lien on all real, tangible, and intangible property except for a subordination provided as security for up to a $3 million credit facility, certain secured financing greater than $2 million, real estate financing and up to $4 million secured financing for business acquisitions.

Secured by the outstanding stock in our subsidiaries and a first lien on all real tangible and intangible property except for a subordination provided as security for up to a $3 million credit facility, “take-out indebtedness” the proceeds of which are used to prepay these notes and real estate financing.

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS OF THE EXCHANGE OFFER

The discussion which follows is based on the United States Internal Revenue Code of 1986, as amended, administrative regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this Offering Memorandum. Further, no ruling has been or will be requested from the Internal Revenue Service on any matter concerning the exchange of the Outstanding Notes for the Modified Notes, and therefore, no assurance can be given that IRS or a court considering these issues would agree with the conclusions discussed below.

The following is a general summary of the material U.S. federal income tax consequences of the exchange of the Outstanding Notes for the Modified Notes. This summary is intended as an explanatory discussion of the possible effects of the Exchange Offer to the holders of the Outstanding Notes and to us generally, and does not purport to furnish information with the level of detail or with the attention to a holder’s specific tax circumstances that would be provided by a holder’s own tax advisor. The tax treatment of a holder may vary depending upon a holder’s particular situation, and certain holders, including, for example, insurance companies, tax-exempt organizations, financial institutions and broker-dealers may be subject to special rules. In addition, this discussion does not address the tax consequence of any holder who is not a U.S. person as defined in the Code. Holders are therefore urged to consult their own tax advisors in determining the U.S. federal income tax consequences to them, as well as any state, local and foreign tax consequences on the exchange of the Outstanding Notes for the Modified Notes.

Exchange of Outstanding Notes for Modified Notes.

In general, when consummated in accordance with the terms of the Exchange Offer, the exchange of the Outstanding Notes for the Modified Notes should constitute a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code.  Accordingly, we should not recognize any taxable gain or loss as a result of the Exchange Offer except as described below under the heading “Discharge of Indebtedness Income.” Further, holders of the Outstanding Notes should have taxable gain for federal income tax purposes only to the extent of any excess of the principal amount of the Modified Notes received over the principal amount of the Outstanding Notes surrendered.

The Modified Notes will have the same face amount as the Outstanding Notes.  However, should it be interpreted by the IRS that the outstanding principal amount of the Outstanding Notes is their adjusted issue price as opposed to their face amount, which may be less than the face amount, then a holder may recognize taxable gain on the Exchange Offer. If the principal amount of the Modified Notes received by a holder does not exceed the principal amount of the Outstanding Notes surrendered by the holder in the exchange, such holder will not recognize taxable gain or loss for federal income tax purposes.

The aggregate tax basis for federal income tax purposes to each holder of the Modified Notes received in exchange for the Outstanding Notes will equal such holder’s aggregate tax basis in the Outstanding Notes surrendered in exchange therefore, increased by the amount of taxable gain, if any, recognized by such holder in the Exchange Offer, and the Modified Notes received by a holder will have a holding period that includes the period during which the holder held the Outstanding Notes.

Interest on the Outstanding Notes paid in cash as of the Effective Date of the Exchange Offer will result in income to the holder for federal income tax purposes.

Discharge of Indebtedness Income.

To the extent the adjusted issue price of the Outstanding Notes (including any accrued interest) surrendered in the exchange exceeds the issue price of the Modified Notes issued in exchange, we will realize income from the discharge of indebtedness. We may also have additional U.S. federal income tax liability as a result of any alternative minimum tax, and possibly state income tax liability, the amounts of which will depend upon the company’s overall tax position for the tax year that includes the date of the Exchange Offer and the amount of Outstanding Notes exchanged.

While we do not anticipate that we will realize income from the discharge of indebtedness, any such income could be deferred until 2014 pursuant to recent legislation changes regarding such income. Further, we have federal and state net operating loss carry forwards that should be sufficient to offset any substantial tax liability relating to the Exchange Offer.

LEGAL MATTERS

Keating Muething & Klekamp PLL (“KMK”) has represented the us in connection with the securities offered by this Memorandum.  In that capacity, KMK has relied on information provided to it by us and our principals without independent investigation and, accordingly, does not confirm the accuracy of completeness of the information contained in this Memorandum.  KMK is not making any recommendation as to the purchase of the securities offered by this Memorandum.  KMK represents the Issuer in connection with this offering and does not represent any investor with respect to this offering or with respect to any investor’s status as a security holder of Hemagen.

INDEPENDENT AUDITORS

The financial statements incorporated in this Offering Memorandum by reference to the Annual Report on Form 10-KSB for Hemagen Diagnostics, Inc. for the years ended September 30, 2008 and 2007 have been audited by Stegman and Company, independent accountants, as stated in their report thereto.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy this information at prescribed rates at the following location of the Securities and Exchange Commission:

Public Reference Room
100 F. Street, N.E.
Room 1580
Washington, D.C. 20549

Please call the Securities and Exchange Commission at (800) 732-0330 for further information about the Public Reference Room.

The Securities and Exchange Commission also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov. SEC filings may also be accessed free of charge through our Internet site at www.hemagen.com.

INCORPORATION BY REFERENCE

We are “incorporating by reference” into this prospectus certain information that we file with the Securities and Exchange Commission, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this Offering Memorandum, except for any information superseded by information contained directly in this Offering Memorandum. This Offering Memorandum incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about us and our finances.

SEC Filings (File No. 0-14902)	Period
Annual Report on Form 10-KSB	Year Ended September 30, 2008
Quarterly Reports on Form 10-Q	Quarters Ended December 31, 2008, March 31, 2009 and June 30, 2009
Current Report on Form 8-K	Filed on November 3, 2008, February 3, 2009 and April 30, 2009
Registration Statement on Form 8-A	Filed on August 15, 1986

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045
Telephone: (443) 367-5500
Facsimile: (410) 997-7812
Email: cdavidson@hemagen.com
Attention: Catherine M. Davidson, Chief Financial Officer

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this Offering Memorandum.

Information contained on our website is not intended to be incorporated by reference in this Offering Memorandum and you should not consider that information a part of this Offering Memorandum.

In making a decision about whether to tender your Outstanding Notes, you should rely only on the information incorporated by reference or provided in this Offering Memorandum. No one else is authorized to provide you with any other information or any different information. We are not making an offer of securities in any state where an offer is not permitted. You should not assume that the information in this Offering Memorandum is accurate as of any date other than the date on the front of this Offering Memorandum.

Hemagen Diagnostics, Inc.

Offer to Exchange

$4,049,858.01 Principal Amount of 8% Senior Subordinated Secured Convertible Notes due 2014

For all $4,049,858.01 Principal Amount of our outstanding
8% Senior Subordinated Secured Convertible Notes due 2009

The Exchange Offer will expire at 12:00 midnight, Eastern time, on September 30, 2009, unless extended or earlier terminated

The Exchange Agent for the Exchange Offer is:

Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045
Telephone: (443) 367-5500
Facsimile: (410) 997-7812
Email: cdavidson@hemagen.com
Attention: Catherine M. Davidson, Chief Financial Officer

Exhibit (a)(2)

Letter of Transmittal

HEMAGEN DIAGNOSTICS, INC.
9033 Red Branch Road

Columbia, Maryland 21045

(443) 367-5500

Offer to Exchange

$4,049,858.01 principal amount of
8% Senior Subordinated Secured Convertible Notes due 2014

For all $4,049,858.01 principal amount of our outstanding
8% Senior Subordinated Secured Convertible Notes due 2009

PURSUANT TO THE OFFERING MEMORANDUM
DATED SEPTEMBER 1, 2009

THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,
ON SEPTEMBER 30, 2009, UNLESS EXTENDED OR EARLIER TERMINATED.

The Exchange Agent for the Exchange Offer is:

Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045
Telephone: (443) 367-5500
Facsimile: (410) 997-7812
Email: cdavidson@hemagen.com
Attention: Catherine M. Davidson, Chief Financial Officer

Delivery of this Letter of Transmittal to an address other than as listed above, or transmission of instructions by facsimile other than as set forth above, will not constitute a valid delivery of your Outstanding Notes.

By signing this Letter of Transmittal, you hereby acknowledge that you have received the Offering Memorandum, dated September 1, 2009 (the “Offering Memorandum”), of Hemagen Diagnostics, Inc. and this Letter of Transmittal. The Offering Memorandum, together with this Letter of Transmittal, contains the terms of and constitutes an offer to exchange (the “Exchange Offer”) $4,049,858.01 principal amount of 8% Senior Subordinated Secured Convertible Notes due 2014 (the “Modified Notes”) for our outstanding 8% Senior Subordinated Secured Convertible Notes due 2009 (the “Outstanding Notes”).  This Exchange Offer is being extended to all holders of the Outstanding Notes. You should rely only on the information incorporated by reference or provided in the Offering Memorandum and this Letter of Transmittal. No one else is authorized to provide you with any other information or any different information.

If you decide to tender your Outstanding Notes, and we accept the Outstanding Notes, this will constitute a binding agreement between you and us, subject to the terms and conditions set forth in the Offering Memorandum and this Letter of Transmittal. You must tender your Outstanding Notes by sending the certificates representing your Outstanding Notes, in proper form for transfer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, and all other documents required by this Letter of Transmittal to Hemagen, as the Exchange Agent, at the address listed above on or prior to the expiration date of the Exchange Offer to participate in the Exchange Offer.

Only registered holders of Outstanding Notes (the “Registered Holders”) are entitled to tender their Outstanding Notes for exchange in the Exchange Offer. If you are a beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Outstanding Notes in the Exchange Offer, you should promptly contact the person in whose name the Outstanding Notes are registered and instruct that person to tender on your behalf. If you wish to tender in the Exchange Offer on your own behalf, prior to completing and executing this Letter of Transmittal and delivering the certificates for your Outstanding Notes, you must either make appropriate arrangements to register ownership of the Outstanding Notes in your name or obtain a properly completed bond power from the person in whose name the Outstanding Notes are registered.

You must complete this Letter of Transmittal if you are a Registered Holder of Outstanding Notes and you wish to tender the certificates representing your Outstanding Notes to Hemagen, as the Exchange Agent, together with this Letter of Transmittal.

In order to properly complete this Letter of Transmittal, you must: (1) complete the box entitled “Description of Outstanding Notes Tendered,” (2) if appropriate, check and complete the box entitled “Special Payment/ Issuance Instructions” and/or “Special Delivery Instructions,” (3) sign this Letter of Transmittal by completing the box entitled “Sign Here” and (4) complete the box entitled “Substitute Form W-9.” By completing the box entitled “Description of Outstanding Notes Tendered” and signing below, you will have tendered your Outstanding Notes for exchange on the terms and conditions described in the Offering Memorandum and this Letter of Transmittal. You should read the detailed instructions below before completing this Letter of Transmittal.

In making a decision about whether to tender your Outstanding Notes, you should rely only on the information incorporated by reference or provided in the Offering Memorandum. No one else is authorized to provide you with any other information or any different information.

Note: Signatures must be provided below. Please read the accompanying instructions carefully.

BOX BELOW TO BE COMPLETED BY

ALL TENDERING HOLDERS OF OUTSTANDING NOTES

Description of Outstanding Notes Tendered

Name(s) and Address(es) of Registered Holder(s)	Principal Amount of Outstanding Notes Tendered
Total

BOXES BELOW TO BE CHECKED AS APPLICABLE

☐           Check here if the certificate(s) representing your Outstanding Notes are being tendered with this Letter of Transmittal.

☐           Check here if the certificate(s) representing your Outstanding Notes have been lost, destroyed or stolen and you require assistance in obtaining a new certificate(s).*

Certificate Number(s):

Principal Amount(s) Represented:

*You must contact the Exchange Agent to obtain instructions for replacing lost, destroyed or stolen certificate(s) representing Outstanding Notes. (See Instruction 13)

SPECIAL PAYMENT/ISSUANCE INSTRUCTIONS
(SEE INSTRUCTIONS 1, 5 AND 6)

To be completed ONLY if Modified Notes are to be issued in the name of someone other than the Registered Holder of the Outstanding Notes.

☐           Issue Modified Notes to:

Name(s):
Address:

Telephone:

Tax Identification or Social Security Number (See Instruction 10):

SPECIAL DELIVERY INSTRUCTIONS
(SEE INSTRUCTIONS 1, 5 AND 6)

To be completed ONLY if Modified Notes are to be sent to someone other than the Registered Holder of the Outstanding Notes or to the Registered Holder at an address other than that shown below:

☐           Deliver Modified Notes to:

Name(s):
Address:

Telephone:

Tax Identification or Social Security Number (See Instruction 10):

Ladies and Gentlemen:

Upon the terms and subject to the conditions of the Exchange Offer, as described in the Offering Memorandum and this Letter of Transmittal, I hereby tender to Hemagen the aggregate principal amount of all Outstanding Notes held for my account as described above in the box entitled “Description of Outstanding Notes Tendered” in exchange for Modified Notes. I understand that each tender of $1.00 in Outstanding Notes in the Exchange Offer will entitle the person tendering the Outstanding Notes to receive $1.00 principal amount of Modified Notes, and each person tendering more or less in Outstanding Notes will be entitled to receive a proportionately adjusted number of Modified Notes, rounded in each case to the nearest whole share where the recipient would otherwise be entitled to a fractional share.

Subject to and effective upon the acceptance for exchange of all or any portion of the Outstanding Notes tendered by this Letter of Transmittal in accordance with the terms and conditions of the Exchange Offer — including, if the Exchange Offer is extended or amended, the terms and conditions of any extension or amendment — I hereby sell, assign and transfer to, or upon the order of, Hemagen all right, title and interest in and to the Outstanding Notes tendered by this Letter of Transmittal. I hereby irrevocably constitute and appoint the Exchange Agent as my agent and attorney-in-fact — with full knowledge that the Exchange Agent is also acting as the agent of Hemagen in connection with the Exchange Offer — with respect to the tendered Outstanding Notes, with full power of substitution, such power of attorney being deemed to be an irrevocable power coupled with an interest, subject only to the right of withdrawal described in the Offering Memorandum, to (1) deliver certificates representing the tendered Outstanding Notes to Hemagen together with all accompanying evidences of transfer and authenticity to, or upon the order of, Hemagen, (2) present certificates representing the tendered Outstanding Notes for transfer, and to transfer the tendered Outstanding Notes on the books of Hemagen, and (3) receive for the account of Hemagen all benefits and otherwise exercise all rights of ownership of the tendered Outstanding Notes, all in accordance with the terms and conditions of the Exchange Offer.

I hereby represent and warrant that I have full power and authority to tender, sell, assign and transfer the Outstanding Notes tendered by this Letter of Transmittal and that, when the tendered Outstanding Notes are accepted for exchange, Hemagen will acquire good, marketable and unencumbered title to the tendered Outstanding Notes, free and clear of all liens, restrictions, charges and encumbrances, and that the tendered Outstanding Notes are not subject to any adverse claims or proxies. I further represent that I have either a pre-existing personal or business relationship with Hemagen or one or more its partners, officers, directors or controlling persons or by reason of my business or financial experience of my professional advisors who are unaffiliated with and who are not compensation by Hemagen, could be reasonably assumed to have the capacity to protect my interests in connection with the Exchange Offer and that I am entering into this transaction for my own account (or a trust account if the purchaser is a trustee) and not with a view to or for sale in connection with any distribution of the Modified Notes. I will, upon request, execute and deliver any additional documents deemed by Hemagen, as the Exchange Agent, to be necessary or desirable to complete the exchange, sale, assignment and transfer of the Outstanding Notes tendered by this Letter of Transmittal. I have read and agree to all of the terms of the Exchange Offer.

The name(s) and address(es) of the Registered Holder(s) are printed above as they appear on the certificate(s) representing the Outstanding Notes tendered by this Letter of Transmittal. The certificate number(s) of the Outstanding Notes that I wish to tender are indicated in the appropriate boxes above.

Unless I have otherwise indicated by completing the box entitled “Special Payment/ Issuance Instructions” above, I hereby direct that the Modified Notes be issued in the name(s) of the undersigned. Similarly, unless I have otherwise indicated by completing the box entitled “Special Delivery Instructions,” I hereby direct that the Modified Notes be delivered to the address shown below my signature.

If the Exchange Offer is not completed for any reason, I hereby direct that certificates for any Outstanding Notes that are not exchanged should be issued in the name of the undersigned at Hemagen’s expense, promptly following the expiration or termination of the Exchange Offer.

I understand that if I decide to tender Outstanding Notes, and Hemagen accepts all of such Outstanding Notes for exchange, this will constitute a binding agreement between me and Hemagen with respect to the Outstanding Notes so accepted for exchange, subject to the terms and conditions set forth in the Offering Memorandum and this Letter of Transmittal.

I also recognize that, under certain circumstances described in the Offering Memorandum under the caption “The Exchange Offer,” Hemagen will not be required to accept for exchange any Outstanding Notes tendered by this Letter of Transmittal.

By tendering Outstanding Notes and executing this Letter of Transmittal, I hereby waive any and all rights to receive any payments, including, without limitation, interest payments with respect to the Outstanding Notes beyond the date such Outstanding Notes are accepted for exchange, and waive any and all claims that arise out of or are based upon my ownership or acquisition of the Outstanding Notes, and agree that Hemagen’ obligations to me under the terms of the Modified Notes described in the Offering Memorandum supersede and replace in their entirety Hemagen’ obligations to me under the Outstanding Notes.

Upon satisfaction of the conditions of the Exchange Offer as set forth in the Offering Memorandum, Outstanding Note holders will receive Modified Notes as provided in the Offering Memorandum for Outstanding Notes so tendered and accepted for exchange.

I also appoint William P. Hales and Catherine M. Davidson, or either of them, each with the power of substitution, my proxies as a holder of Outstanding Notes, and to vote on my behalf at a meeting of the holders of such Outstanding Notes to be held at such time and on such date as to be determined by Hemagen or by an Order of the Court of Chancery of the State of Delaware for consideration of the Exchange Offer to the extent I would be entitled to vote on such matter to approve the compromise or arrangement proposed by Hemagen, the terms and conditions of which are set forth in the Offering Memorandum, and in their discretion with respect to such other business as may properly come before the meeting or any postponement or adjournment of the meeting. I have executed the proxy included with this Letter of Transmittal.

All authority conferred in or agreed to be conferred in this Letter of Transmittal will survive my death or incapacity, and any obligation of mine under this Letter of Transmittal will be binding upon my heirs, executors, administrators, personal representatives, trustees in bankruptcy, legal representatives, successors and assigns. Except as stated in the Offering Memorandum, this tender is irrevocable.

PLEASE COMPLETE SUBSTITUTE FORM W-9 BELOW
(See Instruction 10)
AND EXECUTE IRREVOCABLE PROXY
(See Instruction 7)
SIGNATURE(S) MUST BE GUARANTEED IF REQUIRED BY INSTRUCTION 2

This Letter of Transmittal must be signed by (1) the Registered Holder(s) — exactly as the name(s) of the Registered Holder(s) appear(s) on the certificate(s) for the Outstanding Notes tendered or on the register of holders maintained by Hemagen, or (2) any person(s) authorized to become the Registered Holder(s) by endorsements and documents transmitted with this Letter of Transmittal. If the signature below is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another acting in a similar fiduciary capacity, please set forth the signer’s full title. (See Instruction 5).

SIGN HERE

Signature(s) of Outstanding Note Holder(s)

Names(s)_______________________________________________________________________
(Please Print or Type)

Date: ________________  , 2009

Capacity:  ______________________________________________________________________

Address:_______________________________________________________________________
                   (Including Zip Code)

Area Code and Telephone Number: ________________________________________ __________

Tax Identification or Social Security Number:____________________________________________
                            (See Instruction 10)

SIGNATURE(S) GUARANTEED
(See Instruction 2)

Eligible Guarantor Institution:________________________________________________________

Official Signature:        _______________________________________________________

Date:  _________________, 2009

SUBSTITUTE FORM W-9

DEPARTMENT OF TREASURY
INTERNAL REVENUE SERVICE
TO BE COMPLETED BY ALL TENDERING HOLDERS
(SEE INSTRUCTION 10)

PAYOR’S NAME:  _________________________________________

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service
Part 1
__ PLEASE PROVIDE YOUR TIN IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.  For individuals, this is your Social Security Number (SSN).  For sole proprietors, use your Social Security Number or see the Instructions in the enclosed Guidelines.  For other entities, use your Employer Identification Number (EIN).  If you have applied for, but have not received, a TIN, write “Applied For” in the box at the right, sign and date this certificate and see the enclosed Guidelines.  If you do not have a TIN see the enclosed Guidelines on obtaining one.

TIN: Social Security Number or Employer Identification Number
Payor’s Request for Taxpayer Identification Number (“TIN”) and Certification
Part 2
__ CERTIFICATION – UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (1) the number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), (2) either I am exempt from backup withholding, I have not been notified by the IRS that I am subject to a backup withholding as a result of a failure to report all interest and dividends, or the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a resident alien).
Signature:   ___________________________
Date:   _______________________________

You must cross out Item (2) of the above certification (Part 2) if you have been notified by the IRS that you are subject to backup withholding because of underreporting of interest or dividends on your tax returns and you have not been notified by the IRS that you are no longer subject to backup withholding. The IRS does not require your consent to any provisions of this document other than the certifications required to avoid backup withholding.

Failure to complete and return this Substitute Form W-9 may result in backup withholding of any payments made to you on account of the Modified Notes.  Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

HEMAGEN DIAGNOSTICS, INC.

IRREVOCABLE PROXY

The undersigned irrevocably appoints William P. Hales and Catherine M. Davidson, and either of them, each with full power of substitution, proxies to represent me and vote, or to execute and deliver written consents or otherwise act, pursuant to an Order of the Court of Chancery of the State of Delaware or otherwise, with respect to, all 8% Senior Subordinated Secured Convertible Notes due 2009 (the “Notes”) issued by Hemagen Diagnostics, Inc. (the “Corporation”) now owned or hereafter acquired by the undersigned as fully, to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of the Notes under Delaware law. The undersigned hereby affirms that this proxy is given as a condition to the acceptance of the undersigned’s tender of Notes in connection with that certain Offer to Exchange (the “Offer to Exchange”) $4,049,858.01 principal amount of 8% Senior Subordinated Secured Convertible Notes due 2014 of Hemagen Diagnostics, Inc. and as such is coupled with an interest and is irrevocable. It is further understood by the undersigned that this proxy may be exercised by William P. Hales and Catherine M. Davidson, and either of them, for the period beginning the date hereof and ending on the day immediately preceding the termination of the Exchange Offer.

THIS PROXY SHALL REMAIN IN FULL FORCE AND EFFECT AND BE ENFORCEABLE AGAINST ANY DONEE, TRANSFEREE OR ASSIGNEE OF THE NOTES.

Dated this _________________ day of  _____________________, 2009

(Signature Holder of Note)

AFFIDAVIT OF LOST OUTSTANDING NOTE
(SEE INSTRUCTION 15)

STATE OF	)
	)	ss.:
COUNTY OF	)

The undersigned  __________________ (the “Affiant”), deposes and says that Affiant is the sole and absolute owner of the 8% Senior Subordinated Secured Convertible Note due 2009 (the “Note”) issued by Hemagen Diagnostics, Inc. (“Hemagen”) in the principal amount of $________; that the Affiant has not sold, assigned, granted a security interest in, or otherwise transferred said shares or said Note or in any way divested himself, herself or itself, or been divested, of the ownership thereof; that said Note, at the time of its loss, was not endorsed; and that said Note has been lost or destroyed.

The Affiant shall at all times indemnify and save harmless Hemagen from and against any and all claims, actions and suits, whether groundless or otherwise, and from and against any and liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character by reason of the said mislaid, lost, stolen or destroyed certificate or the issuance of a duplicate in lieu thereof.

The Affiant further states that he, she or it makes this affidavit for the purpose of inducing Hemagen to accept the tender of the Note in connection with Hemagen’s Offer to Exchange 8% Senior Subordinated Secured Convertible Notes due 2014 for all of the issued and outstanding 8% Senior Subordinated Secured Convertible Notes due 2009.

Signature:
Print Name:
Capacity (if an entity)

Sworn to before me and subscribed in my presence this ______ day of  _____________, 2009.

Notary Public
My Commission Expires:

INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

1.           Delivery of Letter of Transmittal and Certificates. You must complete this Letter of Transmittal if you are a Registered Holder and you wish to tender the certificates representing your Outstanding Notes to the Exchange Agent together with this Letter of Transmittal. In order to constitute a valid tender of your Outstanding Notes, the Exchange Agent must receive the following documents at the address listed above prior to the expiration date of the Exchange Offer: (1) certificates for the Outstanding Notes, in proper form for transfer, (2) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, and (3) all other documents required by this Letter of Transmittal.

The method of delivery of certificates for Outstanding Notes, Letters of Transmittal and all other required documents is at your election. If you deliver your Outstanding Notes by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. Please send certificates for Outstanding Notes, Letters of Transmittal or other required documents to the Exchange Agent at the address listed above. Please do not send these documents to Hemagen.

Hemagen will not accept any alternative, conditional or contingent tenders. Each tendering holder, by execution of this Letter of Transmittal, waives any right to receive any notice of the acceptance of such tender.

2.           Guarantee of Signatures. No signature guarantee on this Letter of Transmittal is required if:

(a)
this Letter of Transmittal is signed by the Registered Holder unless such holder(s) have completed either the box entitled “Special Payment/Issuance Instructions” or the box entitled “Special Delivery Instructions” above; or

(b)	the Outstanding Notes are tendered for the account of a firm that is an “eligible guarantor institution.”

In all other cases, an “eligible guarantor institution” must guarantee the signature(s) on this Letter of Transmittal. (See Instruction 5). An “eligible guarantor institution” (as defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) means:

▪	Banks (as defined in Section 3(a) of the Federal Deposit Insurance Act);

▪	Brokers, dealers, municipal securities dealers, municipal securities brokers, government securities dealers and government securities brokers (as defined in the Exchange Act);

▪	Credit unions (as defined in Section 19B(1)(A) of the Federal Reserve Act);

▪	National securities exchanges, registered securities associations and clearing agencies (as these terms are defined in the Exchange Act); and

▪	Savings associations (as defined in Section 3(b) of the Federal Deposit Insurance Act).

3.           Inadequate Space. If the space provided in the box captioned “Description of Outstanding Notes Tendered” is inadequate, the certificate number(s) and/or the principal amount of Outstanding Notes and any other required information should be listed on a separate signed schedule attached to this Letter of Transmittal.

4.           Withdrawal Rights. Except as otherwise provided in this Letter of Transmittal, tenders of Outstanding Notes may be withdrawn at any time prior to the expiration date of the Exchange Offer. For a withdrawal pursuant to clause (i) to be effective, a written notice of withdrawal must be received by the Exchange Agent prior to the expiration date of the Exchange Offer at the address listed above. Any notice of withdrawal must specify the name of the person who tendered the Outstanding Notes to be withdrawn, identify the Outstanding Notes to be withdrawn, including the principal amount of the Outstanding Notes, and, where certificates representing Outstanding Notes have been transmitted, specify the name in which the Outstanding Notes are registered, if different from that of the withdrawing holder. If certificates for Outstanding Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of the certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an “eligible guarantor institution” unless the holder is an “eligible guarantor institution.” All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by Hemagen. Any such determination will be final and binding. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer. Properly withdrawn Outstanding Notes may be retendered at any time prior to the expiration date of the Exchange Offer by following one of the procedures described in the section of the Offering Memorandum entitled “The Exchange Offer — Procedures for Tendering Outstanding Notes.”

Any Outstanding Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Registered Holder without cost to that holder promptly after termination of the Exchange Offer.

5.           Signatures on Letter of Transmittal, Assignments and Endorsements. If this Letter of Transmittal is signed by the Registered Holder(s) of the Outstanding Notes tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever. If any of the Outstanding Notes tendered hereby are registered in the name of two or more joint owners, all such owners must sign this Letter of Transmittal. If any tendered Outstanding Notes are registered in different name(s) on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different Registered Holders.

When this Letter of Transmittal is signed by the Registered Holder(s) of the Outstanding Notes listed and transmitted by this Letter of Transmittal, no endorsement(s) of certificate(s) or separate bond power(s) are required unless Modified Notes are to be issued in the name of a person other than the Registered Holder(s). Signatures on certificates or bond powers must be guaranteed by an “eligible guarantor institution.”

If a person or persons other than the Registered Holder(s) of Outstanding Notes signs the Letter of Transmittal, certificates for the Outstanding Notes must be endorsed, or accompanied by appropriate bond powers, signed exactly as the name(s) of the Registered Holder(s) that appear on the certificates for the Outstanding Notes. Signatures on certificates or bond powers must be guaranteed by an “eligible guarantor institution.”

If you are a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or act in a similar fiduciary or representative capacity, and wish to sign this Letter of Transmittal or any certificates for Outstanding Notes, you must indicate your status when signing. If you are acting in any of these capacities, you must submit proper evidence satisfactory to us of your authority to so act unless we waive this requirement.

6.           Special Issuance and Delivery Instructions. If Modified Notes are to be issued in the name of a person other than the signer of this Letter of Transmittal, or if Modified Notes are to be delivered to someone other than the signer of this Letter of Transmittal or to an address other than that shown above, the boxes entitled “Special Payment/ Issuance Instructions” and/or “Special Delivery Instructions” on this Letter of Transmittal should be completed. Certificates for Outstanding Notes not exchanged will be returned by mail. (See Instructions 4 and 5).

7.           Proxy. The undersigned must execute the proxy included with this Letter of Transmittal appointing Catherine M. Davidson and William P. Hales, or either of them, each with the power of substitution, proxies of the undersigned as a holder of Outstanding Notes, and to vote on behalf of the undersigned at a meeting of the holders of such Outstanding Notes to be held at such time and on such date as to be determined by Hemagen or by an Order of the Court of Chancery of the State of Delaware for consideration of the Exchange Offer to the extent the undersigned would be entitled to vote on such matter to approve the compromise or arrangement proposed by Hemagen, the terms and conditions of which are set forth in the Offering Memorandum and in their discretion with respect to such other business as may properly come before the meeting or any postponement or adjournment of the meeting.

8.           Irregularities. All questions as to the validity, form, eligibility, including time of receipt, and acceptance of Outstanding Notes tendered for exchange will be determined by us in our sole discretion. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of Outstanding Notes improperly tendered or not to accept any Outstanding Notes. We also reserve the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any Outstanding Notes either before or after the expiration date of the Exchange Offer — including the right to waive the ineligibility of any holder who seeks to tender Outstanding Notes in the Exchange Offer. Our interpretation of the terms and conditions of the Exchange Offer as to any particular Outstanding Notes either before or after the expiration date of the Exchange Offer — including the terms and conditions of this Letter of Transmittal and the accompanying instructions —will be final and binding. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes for exchange must be cured within a reasonable period of time, as determined by us. Neither we, the Exchange Agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of Outstanding Notes for exchange, nor will we have any liability for failure to give such notification.

9.           Questions, Requests for Assistance and Additional Copies. All questions regarding the procedures for tendering in the Exchange Offer and requests for assistance in tendering Outstanding Notes should be directed to the Exchange Agent or to Hemagen at the addresses or telephone numbers set forth on the front cover page of this Letter of Transmittal. Additional copies of the Offering Memorandum or this Letter of Transmittal may be obtained from the Exchange Agent, Hemagen or from your broker, dealer, commercial bank, trust company or other nominee.

10.           Tax Identification Number. Federal income tax law generally requires that a tendering holder whose Outstanding Notes are accepted for exchange must provide the Exchange Agent (as payor) with the holder’s correct taxpayer identification number (“TIN”) on Substitute Form W9 above, or otherwise establish a basis for exemption from backup withholding. If the Exchange Agent is not provided with the correct TIN or an adequate basis for exemption, the Internal Revenue Service may subject the holder or other payee to a $50 penalty. In addition, payments made by the Exchange Agent on account of the Modified Notes issued pursuant to the Exchange Offer may be subject to backup withholding as described under “Certain United States Federal Income Tax Considerations” in the Offering Memorandum.

To prevent backup withholding, each tendering holder of Outstanding Notes must provide its correct TIN by completing the Substitute Form W-9 set forth above, certifying that the TIN provided is correct (or that such holder is awaiting a TIN) and that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the Internal Revenue Service that such holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the Internal Revenue Service has notified the holder that such holder is no longer subject to backup withholding. If the Outstanding Notes are in more than one name or are not in the name of the actual owner, such holder should consult the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for information on which TIN to report. If a holder does not have a TIN, such holder should consult the Guidelines for instructions on obtaining a TIN. If a holder has applied for, but not yet received, a TIN, such holder should write “applied for” in lieu of its TIN in Part 1 of the Substitute Form W-9. Generally, such holder will have 60 days to obtain a TIN and provide it to the Exchange Agent before interest and dividend payments will be subject to backup withholding. For more information see the Guidelines.

Certain holders — including, among others, corporations, financial institutions and certain foreign persons — may not be subject to these backup withholding and reporting requirements. These holders should nevertheless complete the Substitute Form W-9 above to avoid possible erroneous backup withholding. A foreign person may qualify as an exempt recipient by submitting a properly completed IRS Form W-8, signed under penalties of perjury, attesting to that holder’s exempt status. Please consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which holders are exempt from backup withholding.

11.           Waiver of Conditions. Our obligation to complete the Exchange Offer is subject to the conditions described in the Offering Memorandum under the caption “The Exchange Offer — Conditions to the Exchange Offer.” These conditions are for our benefit only and we may assert them regardless of the circumstances giving rise to any condition. We may also waive any condition, in whole or in part, at any time prior to the expiration date of the Exchange Offer, in our sole discretion. Our failure at any time to exercise any of the foregoing rights will not constitute a waiver of that right and each right is an ongoing right that we may assert at any time.

12.           No Conditional Tenders. No alternative, conditional or contingent tenders will be accepted. All tendering holders of Outstanding Notes, by execution of this Letter of Transmittal, waive any right to receive notice of the acceptance of Outstanding Notes for exchange.

13.           Lost, Destroyed or Stolen Certificates. If any certificate(s) representing Outstanding Notes have been lost, destroyed or stolen, the holder should check the box above regarding lost, destroyed or stolen certificates and promptly notify the Exchange Agent. The holder will then be instructed as to the steps that must be taken in order to replace the certificate(s). This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen certificate(s) have been followed.

14.           Transfer Taxes. You will not be obligated to pay any transfer taxes in connection with the tender of Outstanding Notes in the Exchange Offer unless you instruct us to register Modified Notes in the name of, or request that Outstanding Notes not exchanged in the Exchange Offer be returned to, a person other than the registered tendering holder. In those cases, you will be responsible for the payment of any applicable transfer tax. If satisfactory evidence of payment of these taxes or an exemption from payment is not submitted with this Letter of Transmittal, no newly registered Outstanding Notes will be issued until such evidence is received by the Exchange Agent.

15.           Lost Outstanding Notes. You must complete the Lost Outstanding Note Affidavit if you have lost your Outstanding Note and intend to tender your Outstanding Note in the Exchange Offer. The Lost Outstanding Note Affidavit must be notarized as indicated.

Important: This Letter of Transmittal (or a facsimile of this Letter of Transmittal) and all other required documents must be received by the Exchange Agent prior to the expiration date of the Exchange Offer.  All conditions of the Exchange Offer, except those related to the receipt of governmental regulatory approvals necessary to consummate the Exchange Offer, must be satisfied or waived at or before the expiration date.

Exhibit (a)(3)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Hemagen Diagnostics, Inc.

HEMAGEN DIAGNOSTICS, INC.
9033 Red Branch Road
Columbia, Maryland 21045
(443) 367-5500

Offer to Exchange
$4,049,858.01 principal amount of 8% Senior Subordinated Secured Convertible Notes  due 2014

For all $4,049,858.01 principal amount of our outstanding 8% Senior Subordinated Secured Convertible Notes due 2009

PURSUANT TO THE OFFERING MEMORANDUM
DATED SEPTEMBER 1, 2009

THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,
ON SEPTEMBER 30, 2009, UNLESS EXTENDED OR EARLIER TERMINATED.

To:	Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Hemagen Diagnostics, Inc. is offering to exchange (the “Exchange Offer”), upon and subject to the terms and conditions set forth in the Offering Memorandum, dated September 1, 2009 (the “Offering Memorandum”), and the enclosed Letter of Transmittal (the “Letter of Transmittal”), Modified Notes, as defined in and on the terms contained in the Offering Memorandum for its outstanding 8% Senior Subordinated Secured Convertible Notes due 2009 (the “Outstanding Notes”).

We are requesting that you contact your clients for whom you hold Outstanding Notes regarding the Exchange Offer.  For your information and for forwarding to your clients for whom you hold Outstanding Notes registered in your name or in the name of your nominee, or who hold Outstanding Notes registered in their own names, we are enclosing the following documents:

1.	Offering Memorandum, dated September 1, 2009;

2.	The Letter of Transmittal for your use and for the information of your clients;

3.
A form of letter which may be sent to your clients for whose account you hold Outstanding Notes registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with respect to the Exchange Offer; and

4.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Your prompt action is requested.  The Exchange Offer will expire at 12:00 midnight, Eastern time, on September 30, 2009, unless extended by us (as it may be extended, the “Expiration Date”).  The Outstanding Notes tendered pursuant to the Exchange Offer may be withdrawn at any time before the Expiration Date.

The holder must tender the Outstanding Notes by sending the certificates for the Outstanding Notes, in proper form for transfer, a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, and all other documents required by the Letter of Transmittal, to the Exchange Agent, at the address set forth on the front cover page of the Letter of Transmittal; or on or prior to the Expiration Date to participate in the Exchange Offer. The holder must tender all of his or her Outstanding Notes; no partial exchanges will be permitted under the Exchange Offer.

We will, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the Offering Memorandum and the related documents to the beneficial owners of Outstanding Notes held by them as nominee or in a fiduciary capacity.  We will pay or cause to be paid all stock transfer taxes applicable to the exchange of Outstanding Notes in the Exchange Offer, except as set forth in the Letter of Transmittal.

Any inquiries you may have with respect to the Exchange Offer, or requests for additional copies of the enclosed materials, should be directed to the Exchange Agent for the Exchange Offer, at the telephone number or address set forth on the front cover page of the Letter of Transmittal.

Nothing herein or in the enclosed documents shall constitute you or any other person as an agent of Hemagen Diagnostics, Inc., the Exchange Agent, or authorize you or any other person to use any document or make any statements on behalf of them with respect to the Exchange Offer, except for statements expressly made in the Offering Memorandum or the Letter of Transmittal.

Exhibit (a)(4)

LETTER TO CLIENTS

HEMAGEN DIAGNOSTICS, INC.
9033 Red Branch Road
Columbia, Maryland 21045
(443) 367-5500

Offer to Exchange
$4,049,858.01 principal amount of 8% Senior Subordinated Secured Convertible Notes  due 2014

For all $4,049,858.01 principal amount of our outstanding
8% Senior Subordinated Secured Convertible Notes due 2009

PURSUANT TO THE OFFERING MEMORANDUM
DATED SEPTEMBER 1, 2009

THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME,
ON SEPTEMBER 30, 2009, UNLESS EXTENDED OR EARLIER TERMINATED.

To our clients:

Enclosed for your consideration is an Offering Memorandum, dated September 1, 2009 (the “Offering Memorandum”), and a Letter of Transmittal (the “Letter of Transmittal”), relating to the offer (the “Exchange Offer”) of Hemagen Diagnostics, Inc. (“Hemagen”) to exchange its Modified Notes, as defined in and on the terms set forth in the Offering Memorandum for its outstanding 8% Senior Subordinated Secured Convertible Notes due 2009 (the “Outstanding Notes”), upon the terms and subject to the conditions set forth in the Offering Memorandum and the Letter of Transmittal.

This material is being forwarded to you as the beneficial owner of the Outstanding Notes carried by us in your account but not registered in your name. A tender of such Outstanding Notes may only be made by us as the holder of record and pursuant to your instructions.

Accordingly, we request instructions as to whether you wish us to tender on your behalf the Outstanding Notes held by us for your account, pursuant to the terms and conditions set forth in the enclosed Offering Memorandum and Letter of Transmittal.

Your instructions should be forwarded to us as promptly as possible in order to permit us to tender the Outstanding Notes on your behalf in accordance with the provisions of the Exchange Offer. The Exchange Offer will expire at 12:00 midnight, Eastern time, on September 30, 2009, unless extended by Hemagen (as it may be extended, the “Expiration Date”). Any Outstanding Notes tendered pursuant to the Exchange Offer may be withdrawn at any time before the Expiration Date.

1.  The Exchange Offer is subject to certain conditions set forth in the section of the Offering Memorandum entitled “The Exchange Offer —Conditions to the Exchange Offer.”

2.  Any transfer taxes incident to the transfer of the Outstanding Notes from the holder to Hemagen will be paid by Hemagen, except as otherwise provided in the Letter of Transmittal.

3.  The Exchange Offer expires at 12:00 midnight, Eastern time, on the Expiration Date, unless extended by Hemagen.

PLEASE READ THE OFFERING MEMORANDUM

If you wish to tender your Outstanding Notes, please so instruct us by completing, executing and returning to us the instruction form on the last page of this letter. The Letter of Transmittal is furnished to you for information only and may not be used directly by you to tender Outstanding Notes.

If we do not receive written instructions in accordance with the procedures presented in the Offering Memorandum and the Letter of Transmittal, we will not tender any of the Outstanding Notes on your account. Your signature(s) hereon shall constitute an instruction to us to tender all the Outstanding Notes held by us for your account, upon and subject to terms and conditions set forth in the Offering Memorandum and the Letter of Transmittal.

Please carefully review the enclosed material as you consider the Exchange Offer.

INSTRUCTIONS WITH RESPECT TO THE EXCHANGE OFFER

The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Exchange Offer made by Hemagen with respect to the Outstanding Notes. This will instruct you to tender the Outstanding Notes held by you for the account of the undersigned, upon and subject to terms and conditions set forth in the Offering Memorandum and the Letter of Transmittal.

Please tender all of the Outstanding Notes held by you for my account as indicated below:

The aggregate face amount of Outstanding Notes held by you for the account of the undersigned is (fill in amount):

$ _____________ of 8% Senior Subordinated Secured Convertible Notes due 2009.

With respect to the Exchange Offer, the undersigned hereby instructs you (check appropriate box):

☐	TO TENDER all of the Outstanding Notes held by you for the account of the undersigned (insert principal amount of Outstanding Notes to be tendered (if any)):

$ _____________ of 8% Senior Subordinated Secured Convertible Notes due 2009.

☐	NOT TO TENDER any Outstanding Notes held by you for the account of the undersigned.

SIGN HERE

Name of beneficial owner(s) (please print):

Signature(s):

Address:

Telephone Number:

Taxpayer Identification or Social Security Number:

Date: __________________, 2009

Exhibit (a)(9)

 HEMAGEN ANNOUNCES EXCHANGE OFFER
FOR 8% SENIOR SUBORDINATED SECURED CONVERTIBLE NOTES DUE 2009

COLUMBIA, MD September 1, 2009 – Hemagen Diagnostics, Inc., (HMGN.OB) (the “Company”) announced today that it has commenced an offer to exchange all $4,049,858.01 in principal amount of its 8% Senior Subordinated Secured Convertible Notes due 2009 (the “Outstanding Notes”) for $4,049,858.01 in principal amount of 8% Senior Subordinated Secured Convertible Notes due 2014 (the “Modified Notes”).

The Modified Notes will be convertible by the note holders into common stock at $0.35 per share after September 30, 2009, will mature on September 30, 2014, and will pay annual interest of 8% paid quarterly. Certain other terms will be adjusted as compared to the Outstanding Notes. Hemagen may prepay the outstanding principal balance at anytime after September 30, 2010. The Modified Notes will have a similar security interest as the Outstanding Notes and therefore will be subordinated to a $3,000,000 credit facility and any real estate financing the Company may incur in the purchase of its corporate facility.

William P. Hales, the Company’s Chairman, CEO and President owns $684,950 in Outstanding Notes and will tender all of his Outstanding Notes for exchange.

The exchange offer will expire at 12:00 midnight EDT, on September 30, 2009, unless extended by the Company. Hemagen will act as exchange agent for the offer.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Hemagen Diagnostics, Inc. The exchange offer will be made only through and upon the terms and conditions described in Hemagen Diagnostics, Inc’s, Offering Memorandum dated September 1, 2009, and related letter of transmittal. Hemagen has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The Tender Offer Statement (including an offering circular, a related letter of transmittal and other offering documents) contains important information that should be read carefully before any decision is made with respect to the offer. The offering circular, the related letter of transmittal and certain other documents are being sent to all holders of Hemagen, Outstanding Notes, at no expense to them. The Tender Offer Statement (including the offering circular, the related letter of transmittal and all other documents filed with the Securities and Exchange Commission) are available at no charge at the Securities and Exchange Commission website at http://sec.gov or from Hemagen at cdavidson@hemagen.com.

Investors may also contact Mr. Hales, or Ms. Davidson at Hemagen Diagnostics, Inc., to obtain information about the exchange offer, including copies of the offering circular and related documents.

Exhibit (d)(1)

SENIOR SUBORDINATED SECURED CONVERTIBLE PROMISSORY NOTE1

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), NOR UNDER ANY STATE SECURITIES LAW AND SUCH SECURITIES MAY NOT BE PLEDGED, SOLD, ASSIGNED, HYPOTHECATED, OR OTHERWISE TRANSFERRED UNTIL (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW OR (2) THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE COMPANY OR COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE PLEDGED, SOLD, ASSIGNED, HYPOTHECATED, OR TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.

$___________	Columbia Maryland
No:_________	September 30, 2009

FOR VALUE RECEIVED, Hemagen Diagnostics, Inc., a Delaware corporation with offices at 9033 Red Branch Road, Columbia, Maryland 21045 (the “Company” or “Obligor”) promises to pay to the order of _____________ and its successors and assigns (the “Holder”) at such place as the Holder may designate by written notice to the Company, in lawful money of the United States of America, the sum of ______________ dollars ($________) (the “Principal Amount”) plus all accrued and unpaid interest on the outstanding Principal Amount at the rate of eight percent (8%) per annum. The Obligor shall pay accrued interest on the outstanding Principal Amount on a quarterly basis, commencing December 31, 2009, and on payment of the Principal Amount. All principal, premiums and interest are to be paid without setoff or counterclaim as set forth below. This Notes is one of a series of the “8% Senior Subordinated Secured Convertible Notes due 2014” issued by the Obligor. The “8% Senior Subordinated Secured Convertible Notes due 2014” are collectively referred to as the “Notes” and individually as the “Note.”

The Obligor further agrees as follows:

Section 1.  Payments.

(a)           Unless this Note shall be converted in accordance with the provisions of Section 6 or redeemed earlier in accordance with Section 1(b) hereof, the Principal Amount, together with the redemption premium described below, shall be due and payable on September 30, 2014.

(b)           At any time upon twenty (20) business days’ notice to the Holder specifying the date on which payment is to be made, the Obligor shall have the right to prepay this Note, in full or in part, at any time in an amount equal to the unpaid Principal Amount plus all accrued but unpaid interest. If notice of prepayment is given as provided above, but the Obligor fails to prepay on the date specified, the Obligor shall be liable for the Principal Amount, plus all accrued interest to the date specified plus default interest from the date specified, at the rate of twelve percent (12%) per annum until this Note is paid in full. Notice of prepayment having been given, this Note shall nevertheless continue to accrue interest and to be convertible until paid in full. If less than all of the Notes are to be redeemed, all Notes shall be proportionately redeemed.

(c)           The Obligor and the Holder intend that this Note comply with any applicable usury laws from time to time in effect. In furtherance thereof, the Obligor and the Holder stipulate and agree that none of the items and provisions contained in this Note shall be construed to create a contract to pay, as consideration for the use, forbearance or detention of money, interest at a rate in excess of the highest lawful rate under applicable law.

1 This Note is issued upon surrender of and in exchange for a certain Senior Subordinated Secured Convertible Promissory Note dated September 30, 2004 by Obligor to the Holder.

Section 2.  Representations, Warranties and Covenants of the Obligor.

The Obligor represents, warrants and covenants to the Holder as follows:

(a)           Due Organization, etc. The Obligor is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or organization.

(b)           Authority. The Obligor has all requisite corporate power and authority to own, lease, license and use its properties and assets and to conduct the business in which it is engaged. The Obligor has full power and authority to execute and deliver this Note and to grant the Security Interest (as defined herein) granted herein, and the execution and delivery by the Obligor of this Note, and the performance of its obligations hereunder, has been duly authorized by all necessary corporate or other action. This Note is the legal, valid and binding obligation of the Obligor enforceable against it in accordance with the terms hereof.

(c)           Qualification. The Obligor is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction wherein the nature of the business transacted by it or the nature of the property owned or leased by it makes such licensing or qualification necessary, the failure of which would have a material adverse effect on the business, operations, properties or condition (financial or otherwise) of the Obligor.

(d)           Capitalization. As of June 30, 2009 the Company’s authorized capital stock consisted of 30,000,000 shares of common stock, $0.01 par value per share (the “Common Stock”) and 1,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Stock”), of which 15,240,281 shares of Common Stock were issued and outstanding (excluding 2,889,222 shares issuable upon the exercise of outstanding options and 11,571,022 shares issuable upon conversion of the Notes) and no shares of Preferred Stock were issued and outstanding. As of June 30, 2009, except for 2,889,222 shares of Common Stock issuable upon exercise of outstanding options at prices ranging from $0.09 to $1.36 per share and 11,571,022 shares issuable upon conversion of the Notes and as otherwise disclosed in reports filed by the Obligor with the Securities and Exchange Commission, there were no other outstanding subscriptions, options, warrants rights, pre-emptive rights or other contracts, commitments, undertakings or arrangements, including any right of conversion or exchange under any outstanding security, promissory note, instrument or option (collectively “Options”), obligating the Obligor to issue or sell any share of its capital stock or grant, extend or enter into any Option.

(e)           No Dividends, Redemptions. The Company will not (i) declare or pay any dividend or make any other distribution on any equity securities of the Company, except dividends or distributions payable in equity securities of the Company or (ii) purchase, redeem or otherwise acquire or retire for value any equity securities of the Company.

(f)           Related Transactions. The Obligor will not, without the prior written consent of the Holders of at least a majority of the outstanding Principal Amount on all of the Notes (“Majority Holders”), engage in any transaction of any kind or nature with any affiliate of the Obligor unless such transaction, or in the case of a course of related or similar transactions or continuing transactions, is or are upon terms which are fair to the Obligor, as the case may be, and which are reasonably similar to, or more beneficial to the Obligor than the terms deemed likely to occur in similar transactions with unrelated persons under the same circumstances.

(g)           No Liens. The Obligor shall not, without the prior written consent of the Majority Holders, create, incur, assume or suffer to exist (collectively, “incur”) any mortgage, pledge, security interest, assignment, lien (statutory or other), claim, encumbrance of any kind, license or sublicense or security interest  (collectively, “Lien”) in or upon any of the Collateral (as defined herein), except for (1) liens for taxes, assessments or similar charges incurred in the ordinary course of business that are not yet due and payable; (2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent, (3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, (4) easements, rights-of-way, encroachments, leases, royalties, restrictions and other similar title exceptions or encumbrances provided such do not, in the aggregate, materially interfere with the ordinary conduct of business of Obligor or materially reduce or impair the value of the real estate so encumbered, (5) Liens granted to the Holders of the Notes, (6) Liens securing any conditional sales agreements, security agreements, equipment leases in the nature of title retention agreements or security agreements or other similar title retention agreements entered into by Obligor on, prior to the date hereof or after the date hereof in order to secure the payment of the purchase price of any non-manufacturing equipment purchased, leased or otherwise acquired by Obligor for use in the ordinary course of its business having aggregate cost of less than One Hundred Thousand Dollars ($100,000), (7) Liens securing any conditional sales agreements, security agreements, equipment leases in the nature of title retention agreements entered into by Obligor on, prior to the date hereof or after the date hereof in order to secure the payment of the purchase price of any manufacturing equipment purchased, leased or otherwise acquired by Obligor for use in the ordinary course of its business, (8) Liens arising out of consignment, or (9) Liens granted to (i) a lender pursuant to or with respect to a credit facility of up to Three Million Dollars ($3,000,000) entered into at any time by the Obligor, (ii) secure indebtedness incurred by Obligor on terms and conditions consistent with Section 3(b)(ii) if the proceeds of which are used to prepay any Note, which such indebtedness shall be senior in right of payment and preference to this Note, (iii) real estate financing that the Obligor may incur for the purchase of a corporate facility provided that the annual mortgage payments are less than the rent expense that the Obligor pays in the year of such purchase for its leased facilities, or (iv) secure indebtedness not to exceed Four Million Dollars ($4,000,000) at any one time for the purpose of financing an acquisition by the Obligor of the business of another person or entity.

(h)           Indebtedness. Except for the indebtedness incurred to financial institutions and other individuals identified in the filings made by the company with the Securities and Exchange Commission, the Obligor does not have any outstanding indebtedness (outside of the ordinary course of business). The Obligor shall not at any time create, incur or assume, or become or be liable in respect of, any indebtedness, other than (1) indebtedness arising under the Notes, (2) extensions of trade debt in the ordinary course of business, or (3) indebtedness secured by Liens permitted by Section 2(g).

(i)           Maintenance of Collateral. The Obligor will maintain the Collateral (as hereinafter defined) in good operating condition and repair.

(j)           Sale or Disposition. The Obligor will not sell, contract for sale or otherwise dispose of any of the Collateral or any interest therein except as provided in Section 2(s).

(k)           Taxes. The Obligor will pay promptly when due all taxes, due from it, except for taxes and assessments which are being contested in good faith.

(l)           Further Assurances. The Obligor will promptly execute and deliver to the Representative (as defined in Section 5(b)) as agent for the Holders, such financing statements, certificates, notices and other documents or instruments as may be necessary to enable the Representative to perfect or from time to time perfect, renew or continue the Security Interest granted herein for the benefit of the Holders of the Notes, including, without limitation, such financing statements, certificates and other documents as may be necessary to perfect a security interest in any additional Collateral hereafter acquired by the Obligor or in any replacements or proceeds thereof. The Obligor hereby authorizes Representative to take all action (including, without limitation, the filing of any Uniform Commercial Code Financing Statements or amendments thereto without the signature of the Obligor or the notification of any account debtor or payor) that Holder may deem necessary or desirable to perfect or otherwise protect the Security Interest described hereunder and to obtain the benefits of this Note.

(m)           No Conflict. The Obligor is not in default under any indenture, mortgage, deed of trust, agreement or other instrument to which it is a party or by which it or any of its assets may be bound; and (ii) the execution and delivery of this Note and compliance with the provisions hereof shall not violate any provision of law applicable to the Obligor; nor shall the same conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default under, the certificate of incorporation or by-laws of the Obligor, or result in the breach of, constitute any default under, or conflict with the terms of any indenture, mortgage, agreement or other instrument to which the Obligor is party or by which it or any of its assets may be bound or result in the creation or imposition of any Lien upon any of the Collateral, other than for the Security Interest granted pursuant to the Notes.

(n)           Consents. No consent, approval, order, authorization of, or registration, qualification or filing with, any governmental authority or any other party is required on the part of the Obligor in connection with the execution and delivery of this Note, the granting of the Security Interest granted herein, and the performance and consummation of the transactions contemplated hereby, other than (i) such consents that have been obtained, (ii) the filing of any financing statement or similar instrument that is required to perfect Holder’s Security Interest, and (iii) the filing of all forms, reports and other documents with the Securities Exchange Commission as set forth in Section 2(u).

(o)           Litigation. There are no suits, proceedings or investigations pending or, to the Obligor's knowledge, threatened, against the Obligor which questions the validity of this Note or which, individually or in the aggregate, if determined adversely, would have a material adverse effect on the Collateral or the business, operation or condition (financial or otherwise) of the Obligor.

(p)           Title. Except as otherwise disclosed in Schedule 2(p) which is attached hereto, the Obligor is the sole owner of, and has good title to, the Collateral, free and clear of any Lien, except for the Security Interest granted hereby and there is no financing statement or similar filing now on file in any public office covering any material part of the Collateral.

(q)           Locations. The corporate offices of the Obligor are located at the address set forth above. All inventory and equipment held on the date hereof by the Obligor is located at one of the locations shown on Schedule 2(q) hereto.

(r)           Ordinary Course. While all or any portion of this Note is outstanding, the Obligor shall conduct its operations according to the ordinary and usual course of the business consistent with past practice, to preserve intact its present business organization and structure, to keep available the services of its present officers, agents and employees, to preserve and maintain its assets and the goodwill of the business and to preserve its relationships with employees, customers and others having business dealings with it and not to enter into, amend, modify, terminate, renew, extend, or waive any existing material right under any material agreements of the Obligor.

(s)           Limitation on Disposition of Assets. The Obligor shall not sell, lease, transfer or otherwise dispose of any of its property, business, assets or shares of capital stock or other equity securities in a subsidiary, except for bona fide sales of inventory in the ordinary course of business and dispositions of obsolete equipment in the ordinary course of business, unless (1) the consideration received is in cash and at least equal to the fair market value of such assets or (2) the aggregate market value of assets sold or otherwise disposed of in any series of transactions does not exceed One Hundred Thousand Dollars ($100,000).

(t)           Subsequent Transactions. Notwithstanding Section 1(b), while all or any portion of this Note is outstanding, the Obligor shall use the following funds to reduce the outstanding Principal Amount and accrued and unpaid interest due on the Notes on a pro rata basis:

(i)           Fifty Percent (50%) of the net proceeds from funds received by the Obligor from the exercise of outstanding options or warrants, provided such funds, in the aggregate, exceed One Million Dollars ($1,000,000); and

(ii)           One Hundred Percent (100%) of the net proceeds from all sales of assets (excluding sales of inventory and obsolete equipment in the ordinary course of business) exceeding One Hundred Thousand Dollars ($100,000), at fair market value and for cash.

Any reduction in Principal Amount or the accrued and unpaid interest on the Notes made pursuant to this Section 2(t) shall be made on or before the thirtieth (30th) day after the date Company receives any funds listed above.

Notwithstanding the foregoing, all secured debt raised by the Obligor subsequent to the date hereof shall be used to repay the Principal Amount and accrued and unpaid interest on the Notes, provided, however, that the Obligor shall not be obligated to use any portion of any debt secured by Liens described in Section 2(g)(7) of this Note.

(u)           Reports. The Common Stock of the Company is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company has filed all reports and other documents required to be filed by it with the Securities and Exchange Commission pursuant to the reporting requirements of the Exchange Act. The Obligor covenants that it shall file such reports and other documents required to be filed by it with the Securities and Exchange Commission on a timely basis, and the Company will provide the Holders of the Notes with copies of such reports and other documents, until such time as the later of the repayment, in full, of all of the Principal Amount and accrued and unpaid interest thereon, or the sale of all of the Common Stock issuable upon conversion of the Notes.

(v)           Reservation of Common Stock. There have been reserved and the Company shall at all times keep reserved, out of the authorized but unissued Common Stock of the Company free from any preemptive rights, rights of first refusal or other restrictions (other than pursuant to the Act), a number of shares of Common Stock sufficient to provide for the rights of Holders to convert the Notes. Once delivered upon valid conversion of the Notes, any shares of the Common Stock will be valid, fully-paid and non-assessable. The transfer agent, if any, for the Common Stock, and every subsequent transfer agent for any Common Stock issuable upon the exercise of any of the rights of conversion as set out in this Note, shall be irrevocably authorized and directed at all times to reserve such number of authorized Common Stock as shall be requisite for such purpose. The Obligor shall keep a copy of this Note on file with any transfer agent for the Common Stock and with every subsequent transfer agent for the Common Stock issuable upon the exercise of the rights of conversion represented by this Note. Any transfer agent for the Common Stock and any successor transfer agent for the Common Stock is hereby irrevocably authorized to cause to be issued from time to time the share certificates required to honor this Note upon its conversion in accordance with the terms hereof. The Obligor shall supply any such transfer agent with duly executed share certificates for such purpose.

Section 3.  Security Interest.

(a)           Subject to Section 3(b), the Obligor hereby grants to the Holder a first priority security interest in and lien on (the “Security Interest”) the Collateral to secure performance and payment of (i) this Note, and (ii) all other obligations and indebtedness of the Obligor to Holder hereunder, of whatever kind and whenever or however created or incurred, whether absolute or contingent, matured or unmatured, direct or indirect (all of the foregoing being the “Secured Indebtedness”). The Security Interest granted herein shall continue in full force and effect until, and Holder shall release the Security Interest when, all of the Secured Indebtedness has been discharged or converted into Common Stock in accordance with the terms hereof.

(b)           The Secured Indebtedness shall be secured by the Security Interest in the Collateral, and shall be senior to all other indebtedness of the Obligor. Notwithstanding the foregoing, the Security Interest shall be subordinate to (i) a credit facility that is equal to or less than Three Million Dollars ($3,000,000), (ii) any secured financing that is greater than Two Million Dollars ($2,000,000), provided that (A) the Obligor provides the Holder twenty (20) business days’ written notice of such secured financing, and (B) all of the funds raised in connection with such secured financing shall be used to reduce, on a pro rata basis, the Principal Amount and accrued and unpaid interest owed on the Notes, (iii) real estate financing that the Obligor may incur for the purchase of a corporate facility provided that the annual mortgage payments are less than the rent expense that the Obligor pays in the year of such purchase for its leased facilities, and (iv) secured financing not to exceed Four Million Dollars ($4,000,000) at any one time for the purpose of financing an acquisition by the Obligor of the business of another person or entity.

(c)           As used herein, the term “Collateral” shall mean and include all of the Obligor's right, title and interest in and to all real, tangible and intangible property of the Obligor, whether now or hereafter existing, of every kind and description, now owned or hereafter acquired and wherever located and the proceeds (including any insurance proceeds), products and accessions of and to any thereof, and all books and records pertaining to all of the foregoing.

Section 4.  Events of Default.

It shall be an event of default (“Event of Default”) with respect to this Note upon the occurrence and, where applicable, continuation uncured, of any of the following events:

(a)           Default in Payment, etc.

(i)           a default in the payment of (A) the Principal Amount or (B) quarterly interest payment on this Note, when and as the same shall become due and payable, either by the terms hereof or upon redemption or otherwise, which default in the case of clause (B) of this Section 4(a)(i) shall continue uncured for a period of seven (7) days after receipt by the Obligor of written notice of such default provided however, that, in the case of clause (B) of this Section 4(a)(1) such seven (7) day period can be extended to thirty (30) days upon the consent of the Majority Holders; or

(ii)           a default in the performance, or breach, of any representation, warranty or covenant of the Obligor in this Note and (to the extent such default or breach can be cured) the continuance of such default or breach uncured for a period of seven (7) days after receipt by the Obligor of written notice as to such breach provided that such seven (7) day period can be extended to thirty (30) days upon the consent of the Majority of Holders.

(b)           Bankruptcy, Insolvency, etc. The Obligor becoming insolvent (however defined or evidenced) or the entry of a decree or order by a court having jurisdiction adjudging the Obligor bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment, or composition of or in respect of the Obligor, under federal or other applicable bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, dissolution, liquidation or other similar law, or the commencement by the Obligor of a voluntary case under federal or other applicable bankruptcy law, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency, dissolution, liquidation or other similar law, or the consent by the Obligor to the institution of bankruptcy, dissolution, liquidation or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under federal or other applicable bankruptcy law or any other applicable federal, state or other law, or the consent by it to the filing of such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, or similar official, of it or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of the inability to pay its debts generally as they become due, or the taking of corporate action by the Obligor in furtherance of any such action.

(c)           Involuntary Bankruptcy. A proceeding or case being commenced, without the application or consent of the Obligor in any court of competent jurisdiction, seeking (i) its reorganization, liquidation, dissolution, arrangement or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a receiver, custodian, trustee, examiner, liquidator or the like of the Obligor, or of all or any substantial part of its property or (iii) similar relief in respect of the Obligor under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts, and such proceeding or case continuing undismissed, or an order, judgment or decree approving or ordering any of the foregoing being entered and continuing unstayed and in effect, for a period of sixty (60) or more days; or an order for relief against the Obligor being entered in an involuntary case under the U.S. Bankruptcy Code.

(d)           Default on Other Indebtedness. The default in payment of principal of or interest on any other indebtedness for borrowed money owed by the Obligor or default in the performance or observance of the terms of any instrument pursuant to which such indebtedness was created or secured, the effect of which default is to cause any holder of any such indebtedness to cause, or (with the giving of any notice or the lapse of any time) to permit the holder or holders of such indebtedness to cause the same to become due or prepaid in full prior to its stated maturity.

Section 5.  Remedies Upon Default.

(a)           Acceleration and Penalty Interest. Upon an Event of Default specified in Section 4(a), Section 4(c), or Section 4(d), and at any time during the continuation thereof, the Holder, by notice given to the Obligor, may declare the entire unpaid Principal Amount, and, if applicable, redemption premium, of this Note then outstanding to be due and payable immediately, and upon any such declaration the same shall, together with accrued interest thereon and all other obligations of the Obligor accrued hereunder, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by Obligor. Upon an Event of Default specified in Section 4(b), the entire unpaid Principal Amount, and, if applicable, redemption premium, of this Note then outstanding shall automatically become due and payable immediately, together with accrued interest thereon and all other obligations of the Obligor accrued hereunder, without presentment, demand, protest or notice of any kind, all of which are hereby waived by Obligor. After acceleration and until the Principal Amount and all accrued and unpaid interest is paid pursuant to this Section 5(a), interest shall accrue on the unpaid Principal Amount and on the accrued and unpaid interest on this Note up to and including the date of the Event of Default at the rate of twelve percent (12%) per annum.

(b)           Remedies Regarding Security Interest in Collateral. Upon the occurrence of any Event of Default, the Holder, together with the Majority Holders, shall have the following additional rights and remedies, provided such rights and remedies shall be enforced on behalf of the Majority Holders solely by a representative of Jesup & Lamont Securities Corp. (the “Representative”), such Representative to be identified by written notice to the Obligor:

(i)           All rights and remedies provided by law, including, without limitation, those provided by the Uniform Commercial Code as in effect in the State of Maryland from time to time (the “UCC”).

(ii)           The right to take possession of the Collateral and, in addition thereto, the right to enter upon any premises on which the Collateral or any part thereof may be situated, without notice, and remove the same therefrom. Representative may require the Obligor to make the Collateral (to the extent the same is moveable) available to the Representative at a place to be designated by the Representative which is reasonably convenient to both parties at the Obligor's expense. Unless the Collateral threatens to decline speedily in value or is of a type customarily sold on a recognized market, the Representative will give the Obligor at least two (2) days’ prior written notice at the address of the Obligor set forth above (or at such other address or addresses as the Obligor shall specify in writing to the Representative) of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made. Any such notice shall be deemed to meet any requirement hereunder or under any applicable law (including the UCC) that reasonable notification be given of the time and place of such sale or other disposition. After deducting all costs and expenses of collection, storage, custody, sale or other disposition and delivery (including reasonable legal costs and attorneys’ fees, expenses and disbursements) and all other reasonable charges against the Collateral, the remaining proceeds of any such sale or disposition shall be applied to the payment of the Secured Indebtedness in such order of priority as the Representative shall determine and any surplus shall be returned to the Obligor or to any person or party lawfully entitled thereto. In the event the proceeds of any sale, lease or other disposition of the Collateral hereunder are insufficient to pay all of the Secured Indebtedness in full, the Obligor will be liable for the deficiency, together with interest thereon at the highest rate of interest provided in this Note, and the costs and expenses of collection of such deficiency, including (to the extent permitted by law), without limitation, reasonable attorneys’ fees, expenses and disbursements.

(c)           Proceedings and Actions. During the continuation of any Event of Default, the Holder may institute such actions and proceedings in law or equity as it shall deem expedient for the protection of its rights and may prosecute and enforce its claims against all assets of the Obligor, and in connection with any such action or proceeding shall be entitled to receive from the Obligor payment of the Principal Amount of this Note plus any accrued and unpaid interest, to the date of payment plus reasonable expenses of collection including, without limitation, reasonable attorneys’ fees and expenses. All rights and remedies available to the Holder pursuant to the provisions of this Note, applicable law and otherwise are cumulative, not exclusive and are enforceable alternatively and/or concurrently.

Section 6.  Conversion of the Note.

At the option of the Holder at any time after September 30, 2009, all or any portion of the outstanding Principal Amount, plus all accrued and unpaid interest on this Note, shall be convertible into shares of Common Stock at a conversion price of Zero and 35/100 Dollars ($0.35) per share (the “Conversion Price”).

Notwithstanding the foregoing, if after September 30, 2009, the closing bid price for the Common Stock, as reported by the Over-the-Counter (“OTC”) Bulletin Board or other primary market or exchange upon which the Common Stock is then traded or listed, has exceeded Zero and 70/100 Dollars ($0.70) for fifteen (15) consecutive trading days, the Obligor, at its sole discretion, upon ten (10) days written notice to the Holder, may require the Holder to convert the outstanding Principal Amount, plus all accrued and unpaid interest on this Note at the Conversion Price in effect on the date of such conversion (the “Forced Conversion”). The officers, directors and affiliates of the Obligor who are Holders of Notes (the “D&O Investors”) shall only be subject to a Forced Conversion to the extent that such Forced Conversion does not cause a “short swing profit” violation as provided in Section 16(b) of the Securities Exchange Act of 1934 or otherwise cause other violations of federal securities regulations.

In the event of a split, subdivision or combination or similar transaction in the Company’s Common Stock, or the issuance of a dividend consisting of the Company’s Common Stock, the Conversion Price shall be proportionally increased or decreased, as the case may be. Additionally, in the event of any reclassification, consolidation, merger or sale of substantially all of the Company’s assets or similar transaction, the Holder shall be entitled to receive upon conversion the kind and number of shares of stock and other securities and property receivable upon such transaction as if the Holder were the owner of the Common Stock issuable hereunder immediately prior to any such event at the Conversion Price in effect on the date of the closing of such transaction.

Section 7.  Restrictions on Transfer.

The Holder acknowledges that it has been advised by the Company that this Note, or the shares of Common Stock issuable upon conversion of this Note (collectively, the “Securities”) have not been registered under the Act, that the Securities are being issued on the basis of the statutory exemption provided by Section 3(a)(9) of the Act and 4(2) of the Act and/or Regulation D promulgated thereunder relating to transactions by an issuer not involving any public offering. The Holder acknowledges that it has been informed by the Company of, or is otherwise familiar with, the nature of the limitations imposed by the Act and the rules and regulations thereunder on the transfer of Securities. In particular, the Holder agrees that no sale, assignment, or transfer of the Securities shall be valid or effective, and the Obligor shall not be required to give any effect to any such sale, assignment, or transfer, unless (i) the sale, assignment, or transfer of the Securities is registered under the Act, it being understood that the Securities are not currently registered under the Act, or (ii) the Securities are sold, assigned, or transferred in accordance with all the requirements and limitations of Rule 144 under the Act, it being understood that Rule 144 is not available at the present time for the sale of this Note and that there can be no assurance that Rule 144 sales will be available at any time in the future, or (iii) such sale, assignment, or transfer is otherwise exempt from registration under the Act. The Holder and each transferee hereof further agrees that if any distribution of the Securities is proposed to be made by them otherwise than by delivery of a prospectus meeting the requirements of Section 10 of the Act, such action shall be taken only after submission to the Obligor of an opinion of counsel, reasonably satisfactory in form and substance to the Obligor's counsel, to the effect that the proposed distribution will not be in violation of the Act or of applicable state law. Furthermore, it shall be a condition to the transfer of this Note that any transferee thereof deliver to the Company his written agreement to accept and be bound by all of the terms and conditions contained in this Note.

Section 8.  Miscellaneous.

(a)           This Note may be altered only by prior written agreement signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought. This Note may not be modified by an oral agreement, even if supported by new consideration.

(b)           Notwithstanding anything provided herein, Holder may assign this Note in whole or in part to one or more officers or partners of Holder. The obligations under this Note may not be assigned by the Obligor without the prior written consent of the Holder (or all of the Holders). The covenants, terms and conditions contained in this Note apply to and bind the heirs, successors, executors, administrators and assigns of the parties.

(c)           This Note shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to its conflicts of law principles. The Company agrees that any dispute or controversy arising out of this Note shall be adjudicated in a court located in Delaware, and hereby submits (on its behalf and on behalf of Subsidiary) to the exclusive jurisdiction of the courts of the State of Delaware, and of the federal courts in Delaware, and irrevocably waives any objection it now or hereafter may have respecting the venue of such action or proceeding brought in such a court or respecting the fact that such court is an inconvenient forum, and consents to the service of process in any such action or proceeding by means of registered or certified mail, return receipt requested, to the address set forth below.

(d)           Upon receipt by the Obligor of evidence reasonably satisfactory to the Obligor of the loss, theft, destruction or mutilation of this Note, and of indemnity or security reasonably satisfactory to the Obligor, and upon reimbursement to the Obligor of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Note, if mutilated, the Obligor will make and deliver a new Note of like tenor and of the same series, in lieu of this Note.

(e)           This Note constitutes a final written expression of all of the terms of the agreement between the parties regarding the subject matter hereof, and supersedes all prior agreements, understandings, and representations between the parties. If any provision or any word, term, clause, or other part of any provision of this Note shall be invalid for any reason, the same shall be ineffective, but the remainder of this Note shall not be affected and shall remain in full force and effect.

(f)           All notices, consents, or other communications provided for in this Note or otherwise required by law shall be in writing and delivered by first class mail, and will be deemed to have been given or delivered on the date such notice, purchase price or other communication is so delivered, and, if to the Company, it will be addressed to the address specified above, and if to the Holder, it will be addressed to the registered Holder at his address as it appears on the books of the Company.

Such addresses may be changed by notice given as provided in this subsection. Notices shall be effective upon the date of receipt; provided, however, that a notice (other than a notice of a changed address) sent by first class mail shall be presumed received no later than three (3) business days following the date of sending.

IN WITNESS WHEREOF, the Company has executed this Note effective as of the date first set forth above.

HEMAGEN DIAGNOSTICS, INC.

By:
Name:
Title:

NOTE CONVERSION FORM

To:           Hemagen Diagnostics, Inc.

The undersigned irrevocably elects to convert:

[ ] ALL, or

______________

of the accrued and unpaid interest and principal owed on the Senior Subordinated Secured Convertible Promissory Note (the “Note”) which is attached hereto. The undersigned requests that the certificates representing the shares of common stock as to which this Note is being converted (the “Conversion Shares”) be registered as follows and requests Hemagen Diagnostics, Inc. to so cause the registration thereof:

Name:

Social Security or Employer Identification Number:

Address:

Deliver to:

Address:

If only a portion of the principal amount and accrued and unpaid interest owed on the Note is converted, please issue a new Note for the balance of the unpaid principal amount and accrued and unpaid interest owed on the Note to the registered holder thereof and deliver it to the undersigned at the following address:

Address:

Date: ______________________, 20__

(Signature must conform to the name of the
holder of the Note specified on the face of the
Note)

SCHEDULE 2(p)

LIENS AND TITLE EXCEPTIONS

DEBTOR	Hemagen Diagnostics, Inc.
JURISDICTION	Delaware Secretary of State
Secured Party	Date Filed	Filing Number	Collateral
Jesup & Lamont Securities Corporation	27-Apr-2000	0025823	Blanket lien on all assets.
Bay National Bank	26-Sep-2002	22481319	Blanket lien on all assets.
Jesup & Lamont Securities Corporation, as Agent	11-Apr-2005	51159608	Blanket lien on all assets.
Jesup & Lamont Securities Corporation, as Agent	11-Apr-2005	51160044	Blanket lien on all assets. ** In-Lieu for original filings for (1)California SOS filing dated 04/27/2000 (2)Massachusetts SOS filing dated 04/28/2000

*All UCC-1 Financing Statements are active and appropriate continuation statements thereto have been filed.

SCHEDULE 2(q)
LOCATION OF INVENTORY & EQUIPMENT
Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045

Hemagen Diagnostics, Inc.
Hemagen Diagnosticos Commercio Importacao E Exportacao Ltd.
Rua Dioga Moreira
222 Pinheiras
Sao Paulo – SP – CEP 05423-010 Brazil

Hemagen Diagnostics, Inc.
c/o Dade Behring, Inc.
Building 100
Route 896
Newark, Delaware 19714-6101

Hemagen Diagnostics, Inc.
c/o Nypro
1018 Corporate Park Drive
Mebane NC  27302